   As filed with the Securities and Exchange Commission on August 4, 1994
                                                        File No. 33-54639
=========================================================================
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                            --------------------
                              Amendment No. 1
                                    to

                                  Form S-3
                           REGISTRATION STATEMENT
                                   UNDER
                         THE SECURITIES ACT OF 1933
                            --------------------
                        Vishay Intertechnology, Inc.
           (Exact name of registrant as specified in its charter)
               Delaware                             38-1686453
     (State or other jurisdiction                (I.R.S. Employer
  of incorporation or organization)            Identification No.)
                             63 Lincoln Highway
                      Malvern, Pennsylvania 19355-2120
                               (610) 644-1300
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            --------------------
                              Richard N. Grubb
                          Chief Financial Officer
                        Vishay Intertechnology, Inc.
                             63 Lincoln Highway
                        Malvern, Pennsylvania 19355
                               (610) 644-1300
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                            --------------------
                      Copies of all communications to:
Scott S. Rosenblum, Esq.    Avi D. Eden, Esq.         Stephen H. Cooper, Esq.
Kramer, Levin, Naftalis,    335 South 16th Street     Weil, Gotshal &  Manges
Nessen, Kamin & Frankel     Philadelphia, PA 19102      767 Fifth Avenue
919 Third Avenue            (215) 735-5825              New York, NY 10153
New York, NY 10022                                      (212) 310-8000
(212) 715-9100
    Approximate date of commencement of proposed sale to the public: As soon as practicable, after the effectiveness of the Registration Statement.
                            --------------------
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
                            --------------------



    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a) OF THE SECURITIES ACT OF 1933, SHALL DETERMINE.
==========================================================================

                              EXPLANATORY NOTE

    This registration statement contains two forms of prospectus, of which one (the "U.S. Prospectus") is to be used in connection with an offering in the United States and Canada and the other (the "International Prospectus") is to be used in connection with a concurrent offering outside the United States and Canada. The U.S. Prospectus and the International Prospectus are identical except for the front and back cover pages and certain cross-references relating thereto. The entire form of the U.S. Prospectus is included herein and is followed by those pages of the International Prospectus that differ from the corresponding pages of the U.S. Prospectus. Each of the pages of the International Prospectus included
herein is labeled "I-   ." Final forms of both the U.S. Prospectus and the
International Prospectus will be filed in their entirety with the Securities and Exchange Commission pursuant to Rule 424(b).

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

               SUBJECT TO COMPLETION, DATED AUGUST 4, 1994             LOGO
PROSPECTUS
                              2,750,000 Shares

                        Vishay Intertechnology, Inc.

                                Common Stock

    All of the 2,750,000 shares of Common Stock offered hereby are being sold by the Company. Of those shares, 2,200,000 shares (the "U.S. Shares")
are being offered in the United States and Canada (the "U.S. Offering") by
the U.S. Underwriters and 550,000 shares (the "International Shares") are being offered concurrently outside the United States and Canada (the "International Offering") by the Managers. The public offering price and the underwriting discounts and commissions are identical for both the U.S. Offering and the International Offering (collectively, the "Offering").
    The Common Stock is traded on the New York Stock Exchange under the symbol VSH. On July 15, 1994, the last sale price of the Common Stock as reported on the New York Stock Exchange Composite Tape was $42.75 per share.
See "Price Range of Common Stock and Dividend Policy."
                            --------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
      ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                    THE CONTRARY IS A CRIMINAL OFFENSE.
==============================================================================
                                             Underwriting
                                              Discounts
                                Price to        and           Proceeds to
                                Public     Commissions (1)    Company (2)
- ------------------------------------------------------------------------------
Per Share...................      $              $                $
- ------------------------------------------------------------------------------
Total(3)....................    $              $                $
==============================================================================
(1) See "Underwriting" for indemnification arrangements with the U.S. Underwriters and the Managers.
(2) Before deducting expenses of the Offering payable by the Company,
    estimated at $        .
(3) The Company has granted the U.S. Underwriters and the Managers 30-day options to purchase in the aggregate up to 412,500 additional shares of Common Stock solely to cover over-allotments, if any. If the options are exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $        , $         and
    $        , respectively. See "Underwriting."
                            --------------------
    The U.S. Shares are offered by the several U.S. Underwriters, subject to prior sale, when, as and if delivered to and accepted by them and subject to certain conditions, including the approval of certain legal matters by counsel. The U.S. Underwriters reserve the right to withdraw, cancel or modify the U.S. Offering and to reject orders in whole or in part. It is expected that delivery of the U.S. Shares will be made against payment
therefor on or about           , 1994, at the offices of Bear, Stearns &
Co. Inc., 245 Park Avenue, New York, New York 10167.
                            --------------------

Bear, Stearns & Co. Inc.
            Donaldson, Lufkin & Jenrette
                Securities Corporation
                                Lehman Brothers
                                         Merrill Lynch & Co.
                                                      Salomon Brothers Inc
                                     , 1994

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                          AVAILABLE INFORMATION

    Vishay Intertechnology, Inc. ("Vishay" or the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), all of which may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511; and Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, NY 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Such material can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, where the Company's Common Stock is listed.

    This Prospectus constitutes part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Act"). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Common Stock. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, where a copy of such document has been filed as an exhibit to the Registration Statement or otherwise has been filed with the Commission, reference is made to the copy so filed. Each such statement is qualified in its entirety by such reference.
             INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus: the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993; the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994; and the Company's Current Report on Form 8-K dated July 19, 1994.

    All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, including any beneficial owner of Common Stock, upon written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Such requests should be directed to Richard N. Grubb, Chief Financial Officer, Vishay Intertechnology, Inc., 63 Lincoln Highway, Malvern, PA 19355, telephone number (610) 644-1300.

                             PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, which appear elsewhere or which are incorporated by reference in this Prospectus. Certain capitalized terms used in this section are defined elsewhere in this Prospectus. Unless otherwise stated, the information in this Prospectus assumes that the U.S. Underwriters' and Managers' over-allotment options will not be exercised. As used herein, the terms "Vishay" and "Company" mean Vishay
Intertechnology, Inc. and its consolidated subsidiaries, except as the context otherwise may require.



                                The Company

    Vishay is a leading international manufacturer and supplier of passive electronic components, particularly fixed resistors and capacitors, offering one of the most comprehensive product lines of any manufacturer in the United States or Europe. Resistors, the most common component in electronic circuits, are used to adjust and regulate levels of voltage and current. Capacitors perform energy storage, frequency control, timing and filtering functions in most types of electronic equipment. Many of the Company's products are offered as surface mount devices, a format for passive electronic components that is being increasingly demanded by customers because it facilitates miniaturization and reduces the cost and time involved in circuit board assembly. Components manufactured by the Company are used in virtually all types of electronic products, including those in the computer, telecommunications, military/aerospace, instrument, automotive, medical and entertainment industries.

    Since early 1985, the Company has pursued a business strategy that consists of the following principal elements: (i) expansion within the passive electronic components industry, primarily through the acquisition of passive components manufacturers with established positions in major markets, reputations for product quality and reliability and product lines with which the Company has substantial marketing and technical expertise;
(ii) reduction of selling, general and administrative expenses through the integration or elimination of redundant sales offices and administrative functions at acquired companies; (iii) achievement of significant production cost savings through the transfer and expansion of manufacturing operations to regions, such as Israel, Mexico, Portugal and the Czech Republic, where the Company can take advantage of lower labor costs and available tax and other government-sponsored incentives; and (iv) maintaining significant production facilities in those regions where the Company markets the bulk of its products in order to enhance customer service and responsiveness.

    As a result of this strategy, the Company has grown during the past nine years from a small manufacturer of precision resistors and strain gages to one of the world's largest manufacturers and suppliers of a broad line of passive electronic components. During this period, its revenues have increased from $48.5 million for fiscal year 1984 to $856.3 million for the year ended December 31, 1993, and net earnings have increased from $6.1 million to $44.1 million.

    On July 18, 1994, the Company acquired all of the outstanding shares of Vitramon, Inc. and Vitramon Limited U.K. (collectively, "Vitramon"), a leading producer of multi-layer ceramic chip ("MLCC") capacitors with manufacturing and sales facilities in the United States, France, Germany and the United Kingdom. This acquisition will provide the Company with a strong presence in the MLCC capacitor market. Together with tantalum capacitors, MLCC capacitors, most of which are designed for surface mounting, comprise one of the fastest growing product segments in the passive electronic components market. The addition of MLCC capacitors to the Company's existing product line will enable the Company to offer its customers "one-stop" access to one of the broadest selections of passive electronic components available from a single manufacturer. See "Recent Developments -
Acquisition of Vitramon."


                                The Offering


Common Stock offered:
  U.S. Offering .............................  2,200,000 shares
  International Offering.....................    550,000 shares
    Total....................................  2,750,000 shares

Capital Stock to be outstanding
  after the Offering:
  Common Stock............................... 21,289,168 shares
  Class B Common Stock.......................  3,753,711 shares
    Total.................................... 25,042,879 shares

Use of proceeds ............................. The net proceeds of the Offering will be used to prepay a portion
                                              of the bank indebtedness
                                              incurred to finance the Vitramon
                                              acquisition and to reduce
                                              revolving credit borrowings. See
                                              "Use of Proceeds."

New York Stock Exchange Symbol .............. VSH

                    Summary Consolidated Financial Data

    The following summary financial information should be read in conjunction with the Company's Consolidated Financial Statements, including the notes thereto, incorporated by reference herein, and the pro forma condensed consolidated financial statements of the Company and Vitramon contained herein.

                                                                                                   Three Months
                                                                                                  Ended March 31,
                                                    Year Ended December 31,                        (unaudited)
                              ------------------------------------------------------------    --------------------------
                                                                                Pro Forma                      Pro Forma
                              1989      1990      1991    1992 (1)  1993 (2)   1993 (3)(4)    1993     1994   1994 (3)(4)
                            --------    -----     -----   --------  --------   -----------    ----     ----   -----------
                                                               (in thousands, except per share amounts)
Income Statement Data:
  Net sales................ $415,619  $445,596  $442,283  $664,226  $856,272    $974,666    $227,500  $226,015  $260,590
  Gross profit.............  124,818   132,671   124,117   156,208   193,033     234,168      49,934    50,800    62,724
  Earnings before interest
    and income taxes (5)...   47,486    53,282    42,460    57,034    71,518      91,302      19,184    20,291    26,600
  Depreciation and
    amortization...........   22,288    26,157    27,056    36,062    48,578      55,876      12,129    12,997    14,843
  Earnings before cumulative
    effect of accounting
    change .................  17,767    23,201    20,890    30,413    42,648      51,344      11,038    12,658    15,687
  Net earnings (6) .........  17,767    23,201    20,890    30,413    44,075      52,771      12,465    12,658    15,687
  Earnings per share (6)(7):
    Before cumulative effect
     of accounting change...   $1.18     $1.41     $1.20     $1.63     $1.91       $2.05        $.49      $.57      $.63
    Net earnings............   $1.18     $1.41     $1.20     $1.63     $1.98       $2.11        $.56      $.57      $.63
    Weighted average
     shares outstanding (7).  15,072    18,859    17,481    20,334    22,289      25,039      22,287    22,292    25,042

                                                            March 31, 1994 (unaudited)
                                             -----------------------------------------------------------
                                                                  (in thousands)
                                               Actual      Pro Forma (3)       Pro Forma As Adjusted (4)
                                             -----------   -------------       -------------------------
Balance Sheet Data:
  Working capital........................    $  226,806     $  247,754                $  247,754
  Total assets ..........................     1,003,690      1,224,521                 1,224,521
  Long-term debt - less current portion..       285,475        472,175                   360,800
  Stockholders' equity...................       393,138        393,138                   504,513

- ------------
(1) Includes the results from January 1, 1992 of businesses acquired from Sprague Technologies, Inc.
(2) Includes the results from January 1, 1993 of Roederstein GmbH.
(3) Reflects the Company's acquisition of Vitramon and the related financing as if the same had been consummated on January 1, 1993 (for income statement purposes) and March 31, 1994 (for balance sheet purposes).
(4) Reflects the sale by the Company of 2,750,000 shares of Common Stock and the application of the assumed net proceeds therefrom to reduce indebtedness.
(5) Includes restructuring costs of $6,659,000 and $3,700,000 for the years ended December 31, 1993 and 1991, respectively, and $1,510,000 for the three months ended March 31, 1993, relating primarily to the costs associated with lay-offs in France and $1,044,000 in 1989 relating to consolidation of sales offices in Germany. Earnings for the year ended December 31, 1993 and the three months ended March 31, 1993 include $7,221,000 and $2,000,000, respectively, of proceeds received for business interruption insurance claims.

(6) Included in the quarter ended March 31, 1993 and the year ended December 31, 1993 is a one-time tax benefit of $1,427,000 or $0.07 per share resulting from the adoption of FASB Statement No. 109, "Accounting for Income Taxes."
(7) Earnings per share amounts for all periods have been adjusted to reflect a 5% stock dividend paid on June 13, 1994. Earnings per share for each period are based on the weighted average number of shares of Common Stock and Class B Common Stock outstanding during the period, after giving effect to the conversion of all outstanding 4 3/4% Convertible Subordinated Debentures Due 2003 (the "Debentures") if such conversion would have resulted in a dilutive effect in that period. The Debentures were fully converted in October 1992.


                                THE COMPANY

    Vishay is a leading international manufacturer and supplier of passive electronic components, particularly fixed resistors and capacitors, offering one of the most comprehensive product lines of any manufacturer of such components in the United States or Europe. Resistors, the most common component in electronic circuits, are used to adjust and regulate levels of voltage and current. Capacitors perform energy storage, frequency control, timing and filtering functions in most types of electronic equipment. Many of the Company's products are offered as surface mount devices, a format for passive electronic components that is being increasingly demanded by customers because it facilitates miniaturization and reduces the cost and time involved in circuit board assembly. Components manufactured by the Company are used in virtually all types of electronic products, including those in the computer, telecommunications, military/aerospace, instrument, automotive, medical and entertainment industries.

    Since early 1985, the Company has pursued a business strategy that consists of the following principal elements: (i) expansion within the passive electronic components industry, primarily through the acquisition of passive components manufacturers with established positions in major markets, reputations for product quality and reliability and product lines with which the Company has substantial marketing and technical expertise;
(ii) reduction of selling, general and administrative expenses through the integration or elimination of redundant sales offices and administrative functions at acquired companies; (iii) achievement of significant production cost savings through the transfer and expansion of manufacturing operations to regions, such as Israel, Mexico, Portugal and the Czech Republic, where the Company can take advantage of lower labor costs and available tax and other government-sponsored incentives; and (iv) maintaining significant production facilities in those regions where the Company markets the bulk of its products in order to enhance customer service and responsiveness.

    As a result of this strategy, the Company has grown during the past nine years from a small manufacturer of precision resistors and strain gages to one of the world's largest manufacturers and suppliers of a broad line of passive electronic components. During this period, its revenues have increased from $48.5 million for fiscal year 1984 to $856.3 million for the year ended December 31, 1993, and net earnings have increased from $6.1 million to $44.1 million.

    The Company's major acquisitions have included Dale Electronics, Inc. (United States, Mexico and the United Kingdom), Draloric Electronic GmbH (Germany and the United Kingdom), Sfernice S.A. (France), Sprague Electric Company (United States and France) and Roederstein GmbH (Germany, Portugal and the United States). On July 18, 1994, the Company acquired all of the outstanding shares of Vitramon, a leading producer of MLCC capacitors with manufacturing and sales facilities in the United States, France, Germany and the United Kingdom. See "Recent Developments - Acquisition of Vitramon."

    The Company was incorporated in Delaware in 1962 and maintains its principal executive offices at 63 Lincoln Highway, Malvern, Pennsylvania 19355-2120 (telephone: (610) 644-1300).

                            RECENT DEVELOPMENTS

Acquisition of Vitramon

    On July 18, 1994, the Company purchased all of the capital stock of Vitramon from Thomas & Betts Corporation for $184,000,000 in cash. Vitramon, a leading producer of MLCC capacitors, utilizes a unique manufacturing process that enables it to produce components that are smaller and more reliable. Vitramon has manufacturing facilities at two locations in the United States as well as in France, Germany and the United Kingdom. MLCC capacitors are generally smaller in size than other types of capacitors with similar performance characteristics. For this reason, and because they are generally produced as surface mount devices, MLCC capacitors comprise one of the fastest growing product segments in the passive electronic components market. The Company believes that the addition of Vitramon's MLCC capacitors to its existing capacitor product line will enable it to offer its customers "one-stop" access to one of the broadest selections of passive electronic components available from a single manufacturer. The Company believes it will be able to increase Vitramon's profitability by adding manufacturing capacity in low cost areas and by realizing selling, general and administrative savings through the integration of redundant sales offices and administrative facilities.

    For the year ended January 1, 1994 and the three months ended April 2, 1994, Vitramon reported net sales of approximately $118.4 million and $34.6 million, respectively, and net income of approximately $4.7 million and $2.0 million, respectively. During 1993, approximately 46% of Vitramon's revenues were derived from sales in the U.S. and 49% were derived from sales in Europe.

    To finance the acquisition of Vitramon, the Company borrowed an aggregate of $200 million from a syndicate of banks, of which $100 million (the "Bridge Facility") is due on July 18, 1996 and the balance is due on July 18, 2001. The Company also amended the terms of its existing bank agreements, which resulted in the loans becoming unsecured, a reduction in the number of financial and restrictive covenants and a decrease in interest rates, and which will result in the release of all collateral held by the Banks. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

                              USE OF PROCEEDS

    The net proceeds of the Offering (estimated to be $111,375,000) will be used to fund the prepayment of the Bridge Facility, including accrued interest thereon. The Bridge Facility matures on July 18, 1996 and bears interest at a variable rate (5.5% per annum at July 18, 1994) based on the prime rate or, at the Company's option, LIBOR. The remaining net proceeds will be used to reduce revolving credit borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

              PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Company's Common Stock is listed on the New York Stock Exchange under the symbol VSH. The following table sets forth the high and low sale prices of the Company's Common Stock as reported on the New York Stock

Exchange Composite Tape for the periods indicated. Stock prices have been restated to reflect stock dividends. At July 8, 1994, the Company had approximately 1,440 stockholders of record.

                                               1992                   1993                   1994
                                         -----------------      -----------------      ------------------
                                         High        Low        High        Low        High        Low
                                         ----        ----       -----       ---        ----        ----
First Quarter.......................    $  20.30    $ 14.04    $  33.79    $ 26.08    $  38.10    $ 31.43
Second Quarter .....................       23.13      17.70       34.52      24.27       41.50      31.31
Third Quarter (1)...................       25.40      20.98       35.95      30.12       43.50      40.25
Fourth Quarter .....................       33.79      24.15       33.70      27.38        -          -

- ------------
(1) Through July 15, 1994

    The Company does not currently pay cash dividends on its capital stock. Its policy is to retain earnings to support the growth of its businesses. In addition, the Company is restricted from paying cash dividends under the terms of its bank loan agreements.

                               CAPITALIZATION

    The following table sets forth the unaudited consolidated short-term debt and total capitalization of the Company at March 31, 1994, as adjusted to give retroactive effect to the acquisition of Vitramon and the related financing as if the same had occurred at March 31, 1994 and as further adjusted to give effect to the sale of 2,750,000 shares of Common Stock pursuant to the Offering and the use of the estimated net proceeds therefrom to prepay the Bridge Facility and reduce revolving credit borrowings. This table should be read in conjunction with the Company's Consolidated Financial Statements, including the notes thereto, which are incorporated by reference herein.

                                                                            March 31, 1994 (Unaudited)
                                                                   ------------------------------------------------
                                                                   Actual        As Adjusted    As Further Adjusted
                                                                   ------        -----------    -------------------
                                                                                   (in  thousands)

Short-term debt (including current portion of long-term
  debt).....................................................        $  67,049     $ 67,049           $ 67,049
                                                                    =========     ========           ========
Long-term debt - less current portion.......................        $ 285,475     $472,175           $360,800
                                                                    ---------     --------           --------
Stockholders' equity:

  Preferred Stock, par value $1.00 per share ...............                -            -                  -

    Authorized - 1,000,000 shares; none issued

  Common Stock, par value $.10 per share ...................            1,764        1,764              2,039

    Authorized - 35,000,000 shares;

    Issued - 17,687,529 shares; 20,437,529 shares as
      adjusted

    Outstanding - 17,641,088 shares; 20,391,088 shares as adjusted

  Class B Common Stock, par value $.10 per share ...........              359          359                359

    Authorized - 15,000,000 shares;

    Issued - 3,716,190 shares;

    Outstanding - 3,590,225 shares

  Capital in excess of par value............................          289,050      289,050            400,150

  Retained earnings.........................................          118,507      118,507            118,507

  Foreign currency translation adjustment...................           (9,173)      (9,173)            (9,173)

  Unearned compensation.....................................              (90)         (90)               (90)

  Pension adjustment........................................           (7,279)      (7,279)            (7,279)
                                                                    ---------     --------           --------

    Total stockholders' equity..............................          393,138      393,138            504,513
                                                                    ---------     --------           --------

    Total capitalization....................................        $ 678,613     $865,313           $865,313
                                                                    =========     ========           ========

           SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

    The following tables set forth selected consolidated financial information of the Company for each of the five fiscal years in the period ended December 31, 1993 and for the three-month periods ended March 31, 1993 and 1994. Earnings per share amounts for all periods presented reflect a 5% stock dividend paid on June 13, 1994. Information for the three-month periods ended March 31, 1993 and 1994 is unaudited but, in the opinion of management, includes all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation. The results of operations for the three-month period ended March 31, 1994 are not necessarily indicative of the results to be expected for the full year. These tables should be read in conjunction with the Company's Consolidated Financial Statements, including the notes thereto, which are incorporated by reference herein.

                                            Year Ended December 31,                          March 31,
                              ------------------------------------------------------     ------------------
                              1989        1990        1991      1992 (1)    1993 (2)      1993        1994
                              ----        ----        ----      --------    --------      ----        ----
                                                                                            (unaudited)
                                                (in thousands, except per share amounts)
Income Statement Data:
  Net sales.............    $415,619    $445,596    $442,283    $664,226    $856,272    $227,500    $226,015
  Cost of products sold.     290,801     312,925     318,166     508,018     663,239     177,566     175,215
                            --------    --------    --------    --------    --------    --------    --------
  Gross profit..........     124,818     132,671     124,117     156,208     193,033      49,934      50,800
  Selling, general, and
    administrative (3)..      76,467      77,740      79,673     101,327     118,344      30,118      30,176
                            --------    --------    --------    --------    --------    --------    --------

                              48,351      54,931      44,444      54,881      74,689      19,816      20,624
  Other income
    (expense):
  Interest expense......     (21,068)    (19,426)    (15,207)    (19,110)    (20,624)     (5,885)     (5,040)
  Amortization of
    goodwill............      (1,502)     (1,552)     (1,695)     (2,380)     (3,294)       (610)       (801)
  Other.................         637         (97)       (289)      4,533         123         (22)        468
                            --------    --------    --------    --------    --------    --------    --------

  Earnings before income
    taxes and cumulative
    effect of accounting
    change..............      26,418      33,856      27,253      37,924      50,894      13,299      15,251
  Income taxes..........       8,651      10,655       6,363       7,511       8,246       2,261       2,593
                            --------    --------    --------    --------    --------    --------    --------

  Earnings before
    cumulative effect of
    accounting change...      17,767      23,201      20,890      30,413      42,648      11,038      12,658
  Net earnings (4)......      17,767      23,201      20,890      30,413      44,075      12,465      12,658
  Earnings per
    share: (4)(5)
    Before cumulative
      effect of
      accounting change.       $1.18       $1.41       $1.20       $1.63       $1.91       $ .49        $.57
    Net earnings........       $1.18       $1.41       $1.20       $1.63       $1.98       $ .56        $.57
  Weighted average
    shares
    outstanding (5).....      15,072      18,859      17,481      20,334      22,289      22,287      22,292

                                             December 31,                          March 31, 1994
                         ----------------------------------------------------      --------------
                         1989        1990        1991        1992        1993       (unaudited)
                         ----        -----       ----        ----        ----
                                            (in thousands)
Balance Sheet Data:
  Working capital..    $115,945    $120,384    $128,733    $145,327    $205,806      $  226,806
  Total assets.....     419,958     440,656     448,771     661,643     948,106       1,003,690
  Long-term debt -
    less
    current portion     186,182     140,212     127,632     139,540     266,999         285,475
  Stockholders'
    equity.........     117,984     177,839     201,366     346,625     376,503         393,138

- ------------
(1) Includes the results from January 1, 1992 of the businesses acquired from Sprague Technologies, Inc.
(2) Includes the results from January 1, 1993 of the acquisition of Roederstein GmbH.
(3) Includes restructuring costs of $6,659,000 and $3,700,000 for the years ended December 31, 1993 and in 1991, respectively, and $1,510,000 for the three months ended March 31, 1993, relating primarily to the costs associated with lay-offs in France and $1,044,000 in 1989 relating to consolidation of sales offices in Germany. Earnings for the year ended December 31, 1993 and the three months ended March 31, 1993 include $7,221,000 and $2,000,000, respectively, of proceeds received for business interruption insurance claims.
(4) Included in the quarter ended March 31, 1993 and the year ended December 31, 1993 is a one-time tax benefit of $1,427,000 or $0.07 per share resulting from the adoption of FASB Statement No. 109, "Accounting for Income Taxes."
(5) Earnings per share for each period are based on the weighted average number of shares of Common Stock and Class B Common Stock outstanding during the period, after giving effect to the conversion of all outstanding Debentures if such conversion would have had a dilutive effect in that period. The Debentures were fully converted in October 1992.

       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS

Introduction and Background

    The Company's sales and net income have increased significantly in the past several years primarily as a result of its acquisitions. Following each acquisition, the Company implemented programs to take advantage of distribution and operating synergies among its businesses. This implementation is reflected in an increase in the Company's sales and in the decline in selling, general and administrative expenses as a percentage of the Company's sales.

    From mid-1990 through the end of 1993, sales of most of the Company's products were adversely affected by the worldwide slowdown in the electronic components industry, which reflected general recessionary trends in all major industrialized countries. In addition, sales to defense-related industries have declined from the end of the first quarter of 1991 until the second half of 1993. Despite this slowdown, Vishay realized record net earnings of $44.1 million in 1993. This was a result of its acquisitions and focus on the bottom-line, including the implementation of operating efficiencies. Management believes that the U.S. and European economies are showing signs of recovery. Net bookings for the quarter ended March 31, 1994 increased by 5% over the comparable period of the prior year.

    Following each acquisition, the Company has instituted operating efficiencies that have reduced selling, general and administrative expenses and the combined cost of goods sold of Vishay and the acquired company. The cost of goods sold reductions for each acquisition, however, are masked as a result of subsequent acquisitions.

    The Company realizes approximately 50% of its revenues outside the United States. As a result, fluctuations in currency exchange rates can significantly affect the Company's profitability. Currency fluctuations impact both the Company's net sales as denominated in U.S. dollars and other income as it relates to the translation of balance sheets items. A strengthening of the value of the U.S. dollar against foreign currencies during the quarter ended March 31, 1994 accounted for a decrease in net sales of $5,400,000 compared with the corresponding quarter of 1993. Generally, in order to minimize the effect of currency fluctuations, the Company endeavors to (i) borrow money in the local currencies and markets where it conducts business, and (ii) minimize the time for settling intercompany transactions.

     The Company's strategy includes transferring the manufacturing of its products from countries with high labor costs and tax rates (such as the United States and Germany) to Israel in order to benefit from various Israeli government incentives (including lower income taxes) and lower labor rates.

     The effect of the low tax rates in Israel (as compared to the statutory rate in the United States) has been to increase net earnings by $2,521,000 and $1,688,000 for the quarters ended March 31, 1994 and March 31, 1993, respectively, and $11,644,000, $6,015,000 and $5,143,000 for the years ended December 31, 1993, 1992 and 1991, respectively. This period to period increase in net earnings is primarily a result of increased earnings for the Israeli operations. The more favorable Israeli tax rates are applied to specific approved projects and normally continue to be available for a period of ten years. New projects are continually being introduced. In addition, the Israeli government offers certain incentive programs in the form of grants, such as employee grant programs. The pre-tax grants provided to the Company were $1,821,000 and $296,000 for the quarters ended March 31, 1994 and March 31, 1993, respectively, and $3,424,000, $104,000 and $106,000 for the years ended December 31, 1993, 1992 and 1991, respectively. This period to period increase in grants is primarily a result of an increase in the Company's work force in Israel. The majority of the incentive programs participated in by the Company resulted from, and will likely continue to depend on, increasing the number of the Company's employees in Israel.
Lastly, the Company's direct labor costs in Israel were approximately 10% of its net sales from Israel as compared to approximately 15% of net sales for similar manufactured products in the United States during the last twelve (12) months.

     While the Company believes that it will continue to benefit from the lower tax rates, incentive programs and lower labor rates in Israel, there can be no assurance that such lower tax rates will continue, that new incentive programs will be offered or that labor costs will continue to be lower than in other industrialized countries.


Results of Operations

Three months ended March 31, 1994 compared to Three months ended March 31, 1993

    Net sales for the quarter ended March 31, 1994 decreased by $1,485,000 or .7% from the comparable period of 1993. Excluding the strengthening of the U.S. dollar against foreign currencies in the 1994 first quarter, which resulted in a decrease of $5,400,000 in reported sales for that quarter as compared with the corresponding 1993 period, sales for such quarter would have increased by 1.7%. Management believes that the U.S. and European economies are showing signs of recovery. Net bookings for the quarter ended March 31, 1994 increased by 5% over the comparable period of the prior year.

    Costs of products sold for the quarter ended March 31, 1994 were 77.5% of net sales as compared to 78.1% for the comparable period of the prior year. Costs of products sold have been reduced by government grants of $1,821,000 and $296,000 for the quarters ended March 31, 1994 and 1993, respectively. Exclusive of government grants, costs of products sold were comparable at 78.3% and 78.2% of sales for the quarters ended March 31, 1994 and 1993, respectively.

    Selling, general, and administrative expenses for the quarter ended March 31, 1994 were 13.4% of net sales compared to 13.5% for the comparable period of the prior year. While we believe these percentages to be acceptable, we are continuing to explore additional cost saving opportunities.

    A restructuring charge of $1,510,000 incurred during the quarter ended March 31, 1993 related to the Company's decision to downsize its operations in France as a result of that country's business climate. The Company recognized as income during the quarter ended March 31, 1993 an insurance recovery of $2,000,000 for lost profits from a business interruption insurance claim.

    Interest costs decreased by $845,000 for the quarter ended March 31, 1994 from those reported for the 1993 first quarter. A lower average borrowing rate resulted from a change in the Company's mix of borrowings throughout the U.S. and Europe.

    Other income for the quarter ended March 31, 1994 increased by $490,000 over the comparable 1993 period. The increase was largely due to foreign currency gains, which were $317,000 for the quarter ended March 31, 1994 as compared to foreign currency losses of $660,000 for the quarter ended March 31, 1993.

    The Company's effective tax rate was 17% for both the quarter ended March 31, 1994 and the corresponding 1993 quarter. Its effective tax rate for calendar year 1993, exclusive of the effect of nontaxable insurance proceeds, was 18.6%. The estimated 1994 rate anticipates the effect of increased business in lower tax rate jurisdictions (especially Israel).

    Included in net earnings for the first quarter of 1993 is a one-time tax benefit of $1,427,000 resulting from the Company's adoption of FASB Statement No. 109, "Accounting for Income Taxes."

Year ended December 31, 1993 compared to
Year ended December 31, 1992

    Net sales for the year ended December 31, 1993 increased by $192,046,000 over 1992, due primarily to the effects of the Company's acquisition of Roederstein, effective January 1, 1993. Net sales of Roederstein were $212,124,000 for the year ended December 31, 1993. Net sales, exclusive of Roederstein, decreased by $20,078,000, compared to 1992, due primarily to the strengthening of the U.S. dollar against foreign currencies, which resulted in a $15,671,000 decrease in reported net sales for 1993, as well as to the effects of recessionary pressures in Europe.

    Costs of products sold for the year ended December 31, 1993 were 77.5% of net sales as compared to 76.5% for 1992. The reason for this increase is that the costs of products sold for Roederstein (prior to the full implementation of synergistic cost reductions) were approximately 80% of its net sales, as compared with an average rate of approximately 77% for the Company's other operations. In 1993, grants of $3,424,000 received from the government of Israel, which were utilized to offset start-up costs of new facilities, were recognized as a reduction of the Company's costs of products sold.

    Selling, general, and administrative expenses for the year ended December 31, 1993 were 13.9% of net sales compared to 15.3% in 1992. The lower rate reported in 1993 reflects the effect of the acquisition of Roederstein and the ongoing cost saving programs implemented with the acquisition of certain businesses of Sprague Technologies, Inc. ("STI") during 1992.

    Restructuring charges of $6,659,000 for the year ended December 31, 1993 consist primarily of severance costs related to the Company's downsizing its European operations, primarily in France.

    Income from unusual items of $7,221,000 for the year ended December 31, 1993 represents proceeds received for business interruption insurance claims principally related to the operations in Dimona, Israel.

    Interest costs for the year ended December 31, 1993 increased by $1,514,000 as a result of increased debt incurred to finance the acquisition of Roederstein.

    Other income for the year ended December 31, 1993 decreased by $4,410,000 from 1992 because other income in 1992 included consulting fees of $2,307,000 from Roederstein prior to its acquisition by the Company as well as fees of approximately $3,325,000 from STI under one year sales and distribution agreements. Foreign currency losses for the year ended December 31, 1993 were $1,382,000, as compared to foreign currency losses of $1,594,000 for 1992.

    The effective tax rate of 16.2% for the year ended December 31, 1993 reflects the nontaxability of certain insurance recoveries. The 1993 rate was also affected by increased manufacturing in Israel, where the Company's average income tax rate was approximately 4% in 1993. The effective tax rate for the year ended December 31, 1993, exclusive of the effect of the nontaxable insurance proceeds, was 18.6%. The effective tax rate for the year ended December 31, 1992 was 19.8%.

    Effective January 1, 1993 the Company changed its method of accounting for income taxes from the deferred method to the liability method required by FASB Statement No. 109, "Accounting for Income Taxes." The cumulative effect of adopting Statement 109 as of January 1, 1993 was to increase net income by $1,427,000. Application of the new income tax rules also decreased pretax earnings by $2,870,000 for the year ended December 31, 1993 because of increased depreciation expense as a result of Statement 109's requirement to report assets acquired in prior business combinations at their pretax amounts.

    The Company also adopted FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1993. The Company has elected to recognize the transition obligation on a prospective basis over a twenty-year period. In 1993, the new standard resulted in additional annual net periodic postretirement benefit costs of $1,200,000 before taxes, and $792,000 after taxes, or $0.04 per share. Prior-year financial statements have not been restated to apply the new standard.

Year ended December 31, 1992 compared to
Year ended December 31, 1991

    Net sales for the year ended December 31, 1992 increased $221,943,000 over 1991, due to the inclusion of the businesses acquired from STI effective as of January 1, 1992. Net sales of the acquired businesses were $230,492,000 for the year ended December 31, 1992. In 1992, net sales, exclusive of the acquired businesses, decreased by $8,549,000 compared to 1991, when recessionary pressures affecting sales were not as great.

    The weakening of the U.S. dollar against foreign currencies resulted in an increase in reported Vishay sales of $10,418,000 in 1992.

    Costs of products sold for the year ended December 31, 1992 were 76.5% of net sales as compared to 71.9% in 1991. The reason for this increase is that the costs of products sold for the newly purchased businesses from STI (prior to any synergistic cost reductions) are 80% of net sales, while Vishay's resistor businesses traditionally operate at levels of 70% to 75%.

    Selling, general and administrative expenses for 1992 were 15.3% of net sales compared to 17.2% in 1991. The 15.3% rate reflects the effect of the businesses acquired from STI. The rate applicable to the businesses acquired from STI (approximately 11%) includes the effects of initial cost saving programs installed subsequent to the acquisition. In 1992, selling, general and administrative expenses of the Vishay resistor business (approximately 17%) were comparable to the levels experienced for the prior year.

    Interest costs for the year ended December 31, 1992 increased by $3,903,000 as a result of the increased debt incurred for the purchase of the businesses from STI.

    Other income for the year ended December 31, 1992 includes consulting fees of $2,307,000 from Roederstein and fees of approximately $3,325,000 from STI under one-year sales and distribution agreements, which were entered into in connection with the acquisition of the businesses from STI.

    The Company's effective tax rate was 19.8% for the year ended December 31, 1992 and 23.3% for 1991. The 1992 rate was in part affected by increased manufacturing in Israel, where the Company's average income tax rate was 7% for 1992.

Liquidity and Capital Resources

    On July 18, 1994, the Company and certain of its subsidiaries entered into agreements (the "Bank Agreements") with a group of banks, including Comerica Bank, as agent for the banks (the "Banks"). The Bank Agreements amended and restated the Company's previously-existing revolving credit and term loan agreements and added two new facilities that were used to finance the acquisition of Vitramon.

    After giving effect to the Bank Agreements, the Company's domestic credit facilities consist of a $200,000,000 revolving credit facility that matures on December 31, 1997, subject to the Company's right to request year-to-year renewals thereafter, a $102,500,000 term loan that matures on December 31, 2000, the $100,000,000 Bridge Facility, due on July 18, 1996 and a $100,000,000 non-amortizing term loan due July 18, 2001. Borrowings under these facilities bear interest at variable rates based on the prime rate or, at the Company's option, LIBOR; at July 18, 1994, the rates ranged from 4.9375% to 5.5%. The net proceeds of the Offering will be used to fund the prepayment of the Bridge Facility, including accrued interest, and to reduce revolving credit borrowings.

    The Banks also provide Deutsche Mark ("DM") denominated revolving credit and term loan facilities for certain of the Company's German subsidiaries, which permit borrowings, in the aggregate, of DM 153,821,990, including a DM 40,000,000 revolving credit facility that matures on December 31, 1997, subject to the borrower's right to request year-to-year renewals thereafter, a DM 9,506,000 term loan that matures on December 31, 1994 and a DM 104,315,990 term loan that matures on December 31, 1997. Borrowings bear interest at variable rates based on LIBOR; at July 18, 1994, the rates ranged from 5.875% to 6.0%.

    As a result of the amendments contained in the Bank Agreements, all of the Company's bank facilities are unsecured and all collateral currently held by the Banks will be released. However, the facilities are cross-guaranteed by the Company and certain of its subsidiaries. The Bank Agreements also resulted in a decrease in interest rates from those previously in effect as well as a significant reduction in the number of financial and restrictive covenants. Financial covenants are currently limited to requirements regarding leverage and fixed charge coverage ratios and minimum tangible net worth. Other restrictive covenants include limitations on the payment of cash dividends, guarantees and liens.

    The Company's ratio of long-term debt (less current portion) to stockholders' equity was .7 to 1 at March 31, 1994 and December 31, 1993. On a pro forma basis adjusted to reflect the incurrence of additional indebtedness to finance the acquisition of Vitramon, the ratio at March 31, 1994 was 1.2 to 1. After giving effect to prepayment of the Bridge Loan with the net proceeds of the Offering, the pro forma ratio at March 31, 1994 would have been .7 to 1.

    The Company's capital expenditures for the year ended December 31, 1993 and for the quarter ended March 31, 1994 were $76.8 million and $18.5 million, respectively. For the year ended December 31, 1992 and the quarter ended March 31, 1993, capital expenditures were $49.8 million and $16.9 million, respectively.

    Management believes that available sources of credit together with cash and expected future cash generated from operations will be sufficient to satisfy the Company's anticipated financing needs for working capital and capital expenditures during the next twelve months.

     With regard to the Vitramon acquisition, in connection with eliminating redundant personnel functions at Vitramon, the Company expects to pay severance costs of approximately $9,000,000 over the next eighteen months. At the completion of this restructuring the annual cash savings due to these layoffs are expected to be approximately $16,000,000. With the introduction of additional manufacturing operations in Israel, the planned reduction in the work force at Vitramon is not expected to have a material adverse effect on Vitramon's net sales.

                                  BUSINESS

General

    Vishay is a leading international manufacturer and supplier of passive electronic components, particularly fixed resistors and capacitors, offering one of the most comprehensive product lines of any manufacturer in the United States or Europe. Resistors, the most common component in electronic circuits, are used to adjust and regulate levels of voltage and current. Capacitors perform energy storage, frequency control, timing and filtering functions in most types of electronic equipment. Many of the Company's products are also offered as surface mount devices, a format for passive electronic components that is being increasingly demanded by customers because it facilitates miniaturization and reduces the cost and time involved in circuit board assembly. Components manufactured by the Company are used in virtually all types of electronic products, including those in the computer, telecommunications, military/aerospace, instrument, automotive, medical and entertainment industries.

    Since early 1985, the Company has pursued a business strategy that consists of the following principal elements: (i) expansion within the passive electronic components industry, primarily through the acquisition of passive components manufacturers with established positions in major markets, reputations for product quality and reliability and product lines with which the Company has substantial marketing and technical expertise;
(ii) reduction of selling, general and administrative expenses through the integration or elimination of redundant sales offices and administrative functions at acquired companies; (iii) achievement of significant production cost savings through the transfer and expansion of manufacturing operations to regions, such as Israel, Mexico, Portugal and the Czech Republic, where the Company can take advantage of lower labor costs and available tax and other government-sponsored incentives; and (iv) maintaining significant production facilities in those regions where the Company markets the bulk of its products in order to enhance customer service and responsiveness.

    As a result of this strategy, the Company has grown during the past nine years from a small manufacturer of precision resistors and strain gages to one of the world's largest manufacturers and suppliers of a broad line of passive electronic components. During this period, its revenues have increased from $48.5 million for fiscal year 1984 to $856.3 million for the year ended December 31, 1993, and net earnings have increased from $6.1 million to $44.1 million.

    The Company's major acquisitions have included Dale Electronics, Inc. (United States, Mexico and the United Kingdom), Draloric Electronic GmbH (Germany and the United Kingdom), Sfernice S.A. (France), Sprague Electric Company (United States and France) and Roederstein GmbH (Germany, Portugal and the United States). On July 18, 1994, the Company acquired all of the outstanding shares of Vitramon, a leading producer of MLCC capacitors with manufacturing and sales facilities in the United States, France, Germany and the United Kingdom. This acquisition will provide the Company with a strong presence in the MLCC capacitor market. Together with tantalum capacitors, MLCC capacitors, most of which are designed for surface mounting, comprise one of the fastest growing product segments in the passive electronic components market. The addition of MLCC capacitors to the Company's existing product line will enable the Company to offer its customers "one-stop" access to one of the broadest selections of passive electronic components available from a single manufacturer. See "Recent Developments -
Acquisition of Vitramon."

Products

    Vishay designs, manufactures and markets electronic components that cover a wide range of products and technologies. The products primarily consist of fixed resistors, tantalum, MLCC and film capacitors, and, to a lesser extent, inductors, specialty ceramic capacitors, transformers, potentiometers, plasma displays and thermistors. The Company also offers most of its product types in the increasingly demanded surface mount device form.

    Resistors are basic components used in all forms of electronic circuitry to adjust and regulate levels of voltage and current. They vary widely in precision and cost, and are manufactured in numerous materials and forms. Resistive components may be either fixed or variable, the distinction being whether the resistance is adjustable (variable) or not (fixed). Resistors can also be used as measuring devices, such as Vishay's resistive sensors. Resistive sensors or strain gages are used in electronic measurement and experimental stress analysis systems as well as in transducers for measuring loads (scales), acceleration and fluid pressure.

    Vishay manufactures virtually all types of fixed resistors, both in discrete and network forms. These resistors are produced for virtually every segment of the resistive product market, from resistors used in the highest quality precision instruments for which the performance of the resistors is the most important requirement, to resistors for which price is the most important factor.

    Capacitors perform energy storage, frequency control, timing and filtering functions in most types of electronic equipment. The more important applications for capacitors are (i) electronic filtering for linear and switching power supplies, (ii) decoupling and bypassing of electronic signals for integrated circuits and circuit boards, and (iii) frequency control, timing and conditioning of electronic signals for a broad range of applications. The Company's capacitor products primarily consist of solid tantalum chip capacitors, solid tantalum leaded capacitors, wet/foil tantalum capacitors, MLCC capacitors and film capacitors. Each capacitor product has unique physical and electrical performance characteristics that make it useful for specific applications. Tantalum and MLCC capacitors are generally used in conjunction with integrated circuits in applications requiring low to medium capacitance values. The tantalum capacitor is the smallest and most stable type of capacitor for its range of capacitance and is best suited for applications requiring medium capacitance values. MLCC capacitors, on the other hand, are more cost-effective for applications requiring lower capacitance values. Vitramon's MLCC capacitors are unique because their dielectric (ceramic) layers are thinner than traditional multi-layer ceramic capacitors, thus enabling them to be produced in a smaller size with substantially less palladium material. This enables significant reductions in manufacturing costs and allows for a smaller electronic component that has become critical to satisfy the increasing trend toward miniaturization. Management believes that MLCC capacitors, together with tantalum capacitors, represent one of the fastest growing segments of the passive electronic component industry.

    The Company believes it has taken advantage of the growth of the surface mount component market and is an industry leader in designing and marketing surface mount devices. The Company also believes that in the U.S. and Europe it offers the widest range of these devices, including both thick and thin film resistor chips and networks, capacitors, inductors, oscillators, transformers and potentiometers, as well as a number of component packaging styles to facilitate automated product assembly by its customers. The Company's position in this market has been enhanced by the acquisition of Vitramon, since substantially all of Vitramon MLCC products utilize surface mount technology. Surface mount devices adhere to the surface of a circuit board rather than being secured by leads that pass through holes to the back side of the board. Surface mounting provides distinct advantages over through-hole mounting, because, among other things, surface mounting allows the placement of more components on a circuit board and facilitates automation. These advantages result in lower production costs than for leaded devices. This is particularly desirable for a growing number of manufacturers who require greater miniaturization in products such as hand held computers and cellular telephones.

Markets

    The Company's products are sold primarily to other manufacturers and, to a much lesser extent, to United States and foreign government agencies. Its products are used in, among other things, virtually every type of product containing electronic circuitry, including computer-related products, telecommunications, measuring instruments, industrial equipment, automotive applications including engine controls and fuel injection systems, process control systems, military and aerospace applications, medical instruments and scales. With the addition of MLCC capacitors to the Company's existing capacitor product line, the Company is able to offer its customers "one-stop" access to one of the broadest selections of passive electronic components available from a single manufacturer.

    Approximately 41% of the Company's net sales for 1993, pro forma for the acquisition of Vitramon, was attributable to customers in the United States and 48% to customers in Europe. In the United States, products are marketed primarily through independent manufacturers' representatives who are compensated solely on a commission basis, as well as by the Company's own sales personnel and independent distributors. The Company has regional sales personnel in several locations to provide technical and sales support for independent manufacturers' representatives throughout the United States, Mexico and Canada. In addition, the Company uses independent distributors to resell its products. Internationally, products are sold to customers in Germany, the United Kingdom, France, Israel, Japan, Singapore, South Korea and other European and Pacific Rim countries through Company sales offices, independent manufacturers' representatives and distributors. In order to better serve its customers, the Company maintains production facilities in those regions where it markets the bulk of its products, such as the U.S., Germany, France and the U.K. In addition, to maximize production efficiencies, the Company seeks whenever practicable to establish manufacturing facilities in those regions, such as Israel, Mexico, Portugal and the Czech Republic, where it can take advantage of lower labor costs and available tax and other government-sponsored incentives.

    The Company undertakes to have its products incorporated into the design of electronic equipment at the research and prototype stages. Vishay employs its own staff of application and field engineers who work with its customers, independent manufacturers' representatives and distributors to solve technical problems and develop products to meet specific needs.

    The Company has qualified certain products under various military specifications, approved and monitored by the United States Defense Electronic Supply Center ("DESC"), and under certain European military specifications. Classification levels have been established by DESC based upon the rate of failure of products to meet specifications (the "Classification Level"). In order to maintain the Classification Level of a product, tests must be continuously performed and the results of these tests must be reported to DESC. If the product fails to meet the requirements for the applicable Classification Level, the product's classification may be reduced to a less stringent level. Various of the Company's United States manufacturing facilities from time to time experience a product Classification Level modification. During the time that such level is reduced for any specific product, net sales and earnings derived from such product may be adversely affected.

    The Company is undertaking to have the quality systems at all of its major manufacturing facilities approved under the recently established ISO 9000 international quality control standard. ISO 9000 is a comprehensive set of quality program standards developed by the International Standards Organization. Several of the Company's manufacturing operations have already received ISO 9000 approval and others are actively pursuing such approval.

    Vishay's largest customers vary from year to year, and no customer has long-term commitments to purchase products of the Company. No customer accounted for more than 10% of sales for the year ended December 31, 1993.

Manufacturing Operations

    The Company conducts manufacturing operations in three principal geographic regions: the United States, Europe and Israel. At March 31, 1994, approximately 39% of the Company's identifiable assets were located in the United States, approximately 49% were located in Europe, approximately 10% were located in Israel and approximately 2% in other regions. In the United States, the Company's main manufacturing facilities are located in Nebraska, South Dakota, North Carolina, Pennsylvania, Maine, Connecticut, Virginia and Florida. In Europe, the Company's main manufacturing facilities are located in Selb, Landshut and Backnang, Germany and Nice and Tours, France. In Israel, manufacturing facilities are located in Holon, Dimona and Emek HaMigdal. The Company also maintains manufacturing facilities in Juarez, Mexico and Toronto, Canada. Recently, the Company has invested substantial resources to maximize automation in its plants, which it believes will further reduce production costs.

    The passive electronic component industry has been moving towards greater automation, requiring additional capital expenditures and more highly-skilled labor. In response to this trend, the Company has increased its manufacturing operations in Israel in order to take advantage of that country's government-sponsored capital investment grants, lower wage rates and highly-skilled labor force, as well as various tax abatement programs. These incentive programs have contributed substantially to the growth and profitability of the Company. The Company might be materially and adversely affected if these incentive programs were no longer available to the Company or if hostilities were to occur in the Middle East that materially interfere with the Company's operations in Israel. For the three months ended March 31, 1994, sales of products manufactured in Israel accounted for approximately 10% of the Company's net sales.

    Due to a shift in manufacturing emphasis resulting from the growing market for surface mount devices, over-capacity at a number of the Company's manufacturing facilities and the relocation of some production to regions with lower labor costs, portions of the Company's work force and certain facilities may not be fully utilized in the future. As a result, the Company may incur significant costs in connection with work force reductions and the closing of additional manufacturing facilities.

Research and Development

    The Company maintains separate research and development staffs and promotes separate programs at a number of its production facilities to develop new products and new applications of existing products, and to improve product and manufacturing techniques. This decentralized system encourages individual product development. From time to time, developments at one manufacturing facility will have applications at another facility. Most of the Company's products and manufacturing processes have been invented, designed and developed by Company engineers and scientists. Company research and development costs were approximately $7.1 million for each of calendar years 1993 and 1992 and $7.0 million for 1991. The Company spends substantial additional amounts for product development and the design, development and manufacturing of machinery and equipment for new processes and for cost reduction measures. See " - Markets."

Sources of Supplies

    Although most materials incorporated in the Company's products are available from a number of sources, certain materials (particularly tantalum and palladium) are available only from a relatively limited number of suppliers.

    Tantalum metal is the principal material used in the manufacture of the tantalum capacitor products. Tantalum is purchased in powder form primarily under annual contracts with domestic suppliers at prices that are subject to periodic adjustment. The Company is a major consumer of the world's annual tantalum production. There are currently three suppliers that process tantalum ore into capacitor grade tantalum powder. Although the Company believes that there is currently a surplus of tantalum ore reserves and a sufficient number of tantalum processors relative to foreseeable demand, and that the tantalum required by the Company has generally been available in sufficient quantities to meet requirements, the limited number of tantalum powder suppliers could lead to higher prices that the Company may not be able to pass through to its customers.

    Palladium is primarily purchased on the spot and forward markets, depending on market conditions. Palladium is considered a commodity and is subject to price volatility. Although palladium is currently found in South

Africa and Russia, the Company believes that there are a sufficient number of domestic and foreign suppliers from which the Company can purchase palladium.

Inventory and Backlog

    Although Vishay manufactures standardized products, a substantial portion of its products are produced to meet specific customer requirements. The Company does, however, maintain an inventory of resistors and other components. Backlog of outstanding orders for the Company's products was $222.0 million, $198.4 million, $134.3 million and $104.5 million, respectively, at March 31, 1994 and at December 31, 1993, 1992 and 1991. The increase in backlog at December 31, 1993 and 1992 as compared with prior periods is attributable to the acquisitions of Roederstein and Sprague, respectively. The current backlog is expected to be filled during the next twelve months. Most orders in the backlog may be cancelled by the customers, in whole or in part, although sometimes subject to penalty. To date, cancellations have not been material.

Competition

    The Company faces strong competition in its various product lines from both domestic and foreign manufacturers that produce products using technologies similar to those of the Company. Certain of the Company's products compete on the basis of its marketing and distribution network, which provides a high level of customer service. For example, the Company works closely with its customers to have its products incorporated into the electronic equipment at the early stages of design and production and maintains redundant production sites for most of its products to ensure an uninterrupted supply of products. Further, the Company has established a National Accounts Management Program, which provides customers with one national account executive who can cut across Vishay business unit lines for sales, marketing and contract coordination. In addition, the breadth of the Company's product offerings enables the Company to strengthen its market position by providing its customers with "one-stop" access to one of the broadest selections of passive electronic components available from a direct manufacturing source. In several areas, the Company also strengthens its market position by conducting seminars and educational programs for existing potential customers. In addition, the Company's competitive position depends on its product quality, know-how, proprietary data, marketing and service capabilities, business reputation and price.

    A number of the Company's customers are contractors or subcontractors on various United States and foreign government contracts. Under certain United States Government contracts, retroactive adjustments can be made to contract prices affecting the profit margin on such contracts. The Company believes that its profits are not excessive and, accordingly, no provision has been made for any such adjustment.

    Although the Company has numerous United States and foreign patents covering certain of its products and manufacturing processes, and acquired various patents with the acquisition of the Sprague tantalum capacitor and network lines, no particular patent is considered material to the business of the Company.

Environment

    The Company's manufacturing operations are subject to various federal, state and local laws restricting discharge of materials into the environment. The Company is not involved in any pending or threatened proceedings that would require curtailment of its operations at this time. However, the Company is involved in various legal actions concerning state government enforcement proceedings and various dump site clean-ups that may result in fines and/or clean-up expenses. The Company believes that any fines or clean-up expenses that may be incurred, if imposed, would not be material. The Company continually expends funds to ensure that its facilities comply with applicable environmental regulations; the Company has nearly completed its undertaking to comply with new environmental regulations relating to the elimination of chlorofluorocarbons (CFCs) and ozone depleting substances (ODS) and other anticipated compliances with the Clean Air Act amendments of 1990. In addition, the Company anticipates that it will incur ongoing costs to address certain environmental matters at certain of Vitramon's domestic and foreign facilities, including achieving compliance with the new Clean Air Act amendments. The Company believes that any environmental liabilities incurred at the Vitramon facilities are adequately covered by the indemnification provided to the Company by Thomas & Betts Corporation and reserves that the Company has established in connection with the Vitramon acquisition. The Company anticipates that it will incur capital expenditures of approximately $1,000,000 in fiscal 1994 for general environmental enhancement programs and approximately $3,000,000 over the next three years to address environmental matters relating specifically to the Vitramon facilities.

Employees

    At July 18, 1994, after giving effect to the acquisition of Vitramon, the Company employed approximately 16,200 full-time employees, of whom approximately 9,800 were located outside the United States. The Company hires few employees on a part time basis. While various of the Company's foreign employees are members of trade unions, none of the Company's employees located in the United States is represented by unions except for approximately 154 employees at the North Adams, Massachusetts, facility of Vishay Sprague, who are represented by three unions. The Company is currently negotiating collective bargaining agreements with each of these unions. The Company believes that its relationship with its employees is excellent.

                                 MANAGEMENT

    The following table sets forth certain information regarding the directors and executive officers of the Company as of July 19, 1994.

Name                                  Age                      Position Held
- ----                                  ---                      -------------
Felix Zandman (1)(2) .........         66         Chairman of the Board, President, Chief
                                                  Executive  Officer and Director
Robert A. Freece (1)..........         53         Senior Vice President and Director
Richard N. Grubb (1)..........         47         Vice President, Treasurer, Chief
                                                  Financial Officer and  Director
Abraham Inbar.................         66         Vice President; President - Vishay
                                                  Israel Ltd., a  subsidiary of Vishay
Henry V. Landau ..............         47         Vice President; President - Measurements
                                                  Group,  Inc., a subsidiary of Vishay
William J. Spires ............         52         Vice President and Secretary
Avi D. Eden (1)...............         46         Director
Edward B. Shils (2)(3)(4).....         78         Director
Luella B. Slaner .............         73         Director
Guy Brana ....................         69         Director
Jean-Claude Tine .............         75         Director
Donald G. Alfson .............         48         Director and Vice President; President -
                                                  Vishay  Electronic Components, U.S. and
                                                  Asia, and Dale,  subsidiaries of Vishay
Gerald Paul ..................         45         Director and Vice President; President -
                                                  Vishay  Electronic Components, Europe
                                                  and Managing  Director - Draloric
                                                  Electronic GmbH, subsidiaries  of Vishay
Mark I. Solomon (2)(3)(4).....         54         Director

- ------------
(1) Member of the Executive Committee.
(2) Member of the Employee Stock Plan Committee.
(3) Member of the Compensation Committee.
(4) Member of the Audit Committee.

    Dr. Felix Zandman, a founder of the Company, has been President, Chief Executive Officer and a Director of the Company since its inception. Dr. Zandman has been Chairman of the Board since March 1989. Dr. Zandman is also a cousin of Mr. Alfred Slaner, co-founder and retired Chairman of the Board of the Company, whose wife Luella B. Slaner is a director of the Company.

    Robert A. Freece has been a Director of the Company since 1972. He was Vice President, Treasurer and Chief Financial Officer of the Company from 1972 until 1994, and has been Senior Vice President since May 1994.

    Richard N. Grubb has been a Director, Vice President, Treasurer and Chief Financial Officer of the Company since May 1994. Mr. Grubb has been associated with the Company in various capacities since 1972. He is a Certified Public Accountant who was previously engaged in private practice.

    Abraham Inbar has been a Vice President of the Company since June 1994. Mr. Inbar has been the President of Vishay Israel Ltd., a subsidiary of the Company, since May 1994. Mr. Inbar was Senior Vice President and General Manager of Vishay Israel Ltd. from 1992 to 1994. Previously, Mr. Inbar was Vice President - Operations for Vishay Israel Ltd. He has been employed by the Company since 1973.

    Henry V. Landau has been a Vice President of the Company since 1983. Mr. Landau has been the President and Chief Executive Officer of Measurements Group, Inc., a subsidiary of the Company, since July 1984. Mr. Landau served as a Director of the Company from 1987 to 1993. Mr. Landau was an Executive Vice President of Measurements Group, Inc. from 1981 to 1984 and has been employed by the Company since 1972.

    William J. Spires has been a Vice President and Secretary of the Company since 1981. Mr. Spires has been Vice President - Industrial Relations since 1980 and has been employed by the Company since 1970.

    Avi D. Eden is an attorney in private practice, has been a Director of the Company since 1987 and has provided legal services to the Company on a continuing basis since 1973.

    Dr. Edward B. Shils has been a Director of the Company since 1981. Dr. Shils is a Director of Wharton Entrepreneurial Center and a George W. Taylor Professor Emeritus of Entrepreneurial Studies at the Wharton School, University of Pennsylvania. Dr. Shils is also a Director of Conston Corp.

    Luella B. Slaner has been a Director since 1989. Mrs. Slaner is the wife of Alfred Slaner and a co-trustee with Mr. Slaner of a revocable trust created by Mr. Slaner by agreement dated January 15, 1987. See "Description of Capital Stock." Mrs. Slaner's husband is a cousin of Dr. Zandman.

    Guy Brana has been a Director of the Company since 1988. He is the executive vice president of the French Employers' Manufacturing Association.

    Jean-Claude Tine has been a Director of the Company since 1988 and is the former Chairman of the Board of Sfernice, a subsidiary of the Company.

    Donald G. Alfson has been a Director of the Company since May 1992 and the President of Vishay Electronic Components, U.S. and Asia, and Dale since April 1992. Mr. Alfson has been employed by the Company since 1972.

    Dr. Gerald Paul has served as a Director of the Company since May 1993 and President of Vishay Electronic Components, Europe since January 1994. Dr. Paul has been Managing Director of Draloric Electronic GmbH since January 1991. Dr. Paul has been employed by the Company since February 1978.

    Mark I. Solomon has served as a Director of the Company since May 1993. He has been the Chairman of CMS Companies for more than the past five years.

                       DESCRIPTION OF CAPITAL STOCK

    The aggregate number of shares of capital stock which the Company has authority to issue is 51,000,000 shares: 1,000,000 shares of Preferred Stock, par value $1.00 per share, 35,000,000 shares of common stock, par value $.10 per share (the "Common Stock"), and 15,000,000 shares of Class B Common Stock, par value $.10 per share (the "Class B Common Stock"). No shares of Preferred Stock have been issued. At July 8, 1994, there were 18,539,168 shares of Common Stock and 3,753,711 shares of Class B Common Stock outstanding.

    Holders of Common Stock and Class B Common Stock are entitled to receive, and share ratably on a per share basis, after any required payment on shares of Preferred Stock then outstanding, in such dividends and other distributions of cash, stock or property of the Company as may be declared by the Board of Directors from time to time out of assets legally available therefor, and in distributions upon liquidation of the Company. In the event of a stock dividend or stock split, holders of Common Stock will receive shares of Common Stock and holders of Class B Common Stock will receive shares of Class B Common Stock. Neither the Common Stock nor the Class B Common Stock may be split, divided or combined unless the other is split, divided or combined equally.

    The Common Stock and the Class B Common Stock vote together as one class on all matters subject to stockholder approval, except that the approval of the holders of Common Stock and of Class B Common Stock, each voting separately as a class, is required to authorize issuances of additional shares of Class B Common Stock other than in connection with stock splits and stock dividends.

    The holders of Common Stock are entitled to one vote for each share held. Holders of Class B Common Stock are entitled to 10 votes for each share held. Since the Class B Common Stock carries additional voting rights, the holders of Class B Common Stock will be able to cause the election of their nominees as directors of the Company. The existence of the Class B Common Stock may make the Company less attractive as a target for a takeover proposal and may render more difficult or discourage a merger proposal or proxy contest for the removal of the incumbent directors, even if such actions were favored by the stockholders of the Company other than the holders of the Class B Common Stock. Accordingly, the existence of the Class B Common Stock may deprive the holders of Common Stock of an opportunity they might otherwise have to sell their shares at a premium over the prevailing market price in connection with a merger or acquisition. Under Delaware law and the Company's Certificate of Incorporation, the approval by a majority of the votes of the outstanding shares of stock of the Company entitled to vote is required in order to consummate certain major corporate transactions, such as a merger or a sale of substantially all assets of the Company. Upon the consummation of this offering, Dr. Zandman, together with Mr. Alfred Slaner and Mrs. Luella Slaner as co-trustees (the "Slaner Trustees") under a revocable trust created by Mr. Slaner under an agreement dated January 15, 1987, will continue to control the Company and will hold a sufficient number of shares of Class B Common Stock and Common Stock to approve or disapprove any such transaction regardless of how other shares of the Company's capital stock are voted. See "Principal Stockholders."

    Shares of Class B Common Stock are convertible into shares of Common Stock on a one-to-one basis at any time at the option of the holder thereof. The Class B Common Stock is not transferable except to the holder's spouse, certain of such holder's relatives, certain trusts established for their benefit, corporations and partnerships beneficially owned and controlled by such holder, charitable organizations and such holder's estate. Upon any transfer made in violation of those restrictions, shares of Class B Common Stock will be automatically converted into shares of Common Stock on a one-for-one basis.

    Neither the holders of Common Stock nor the holders of Class B Common Stock have any preemptive rights to subscribe for additional shares of capital stock of the Company.

    The Common Stock is listed on the New York Stock Exchange. There is no public market for shares of Company's Class B Common Stock. All outstanding shares of Common Stock and Class B Common Stock are, and upon issuance, the shares of Common Stock to be sold hereunder will be, validly issued, fully paid and nonassessable.

    The Company furnishes to its stockholders annual reports containing financial statements certified by an independent public accounting firm. In addition, the Company furnishes to its stockholders quarterly reports containing unaudited financial information for each of the first three quarters of each year.

    American Stock Transfer & Trust Company is the transfer agent and registrar of the Company's Common Stock and Class B Common Stock.

                           PRINCIPAL STOCKHOLDERS

    Dr. Felix Zandman and the Slaner Trustees control a majority of the voting power of the Company. At July 15, 1994, the Slaner Trustees owned 1,481,738 shares of Common Stock, or 8% of the shares of Common Stock outstanding, and 1,482,479 shares of the Class B Common Stock or 39% of the shares of Class B Common Stock outstanding, which represented a combined total of 29% of the voting power of the Company as of that date. At July 15, 1994, Dr. Zandman owned 27,344 shares of Common Stock, or .2% of the shares of Common Stock outstanding, and 2,028,631 shares of Class B Common Stock, or 54% of the shares of Class B Common Stock outstanding, which represented a combined total of 36% of the Company's voting power as of that date. See "Description of Capital Stock."

                   CERTAIN UNITED STATES TAX CONSEQUENCES
                TO NON-UNITED STATES HOLDERS OF COMMON STOCK

General

    The following is a general discussion of all material United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a holder who is not a United States person (a "Non-U.S. Holder"). For this purpose, the term "Non-U.S. Holder" is defined as any person who is, as to the United States, a foreign corporation, a non-resident alien individual, a non-resident fiduciary of a foreign estate or trust, or a foreign partnership one or more of the members of which is, for United States federal income tax purposes, a foreign corporation, a non-resident alien, a non-resident individual or a non-resident fiduciary of a foreign estate or trust. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Furthermore, this discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change. Each prospective purchaser of Common Stock is advised to consult a tax advisor with respect to current and possible future tax consequences of acquiring, holding and disposing of Common Stock.

    An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to United States federal tax as if they were United States citizens and residents.

Dividends

    The Company does not currently pay cash dividends on its capital stock. See "Price Range of Common Stock and Dividend Policy." In the event, however, that the Company pays cash dividends in the future, such dividends paid to a Non-U.S. Holder of Common Stock will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States. If the dividend is effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States, the dividend would be subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates and would be exempt from the 30% withholding tax described above. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

    Under current United States Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under proposed United States Treasury regulations not currently in effect, however, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption discussed above.

    A Non-U.S. Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service (the "Service").

Gain on Disposition of Common Stock

    A Non-U.S. Holder generally will not be subject to United States federal income tax (and generally no tax will be withheld) with respect to gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, (ii) in the case of a Non-U.S. Holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met or (iii) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes. The Company is not and does not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes.

    If an individual Non-U.S. Holder falls under clause (i) above, he will be taxed on his net gain derived from the sale under regular graduated United States federal income tax rates. If the individual falls under clause
(ii) above, he will be subject to a flat 30% tax on the gain derived from the sale which may be offset by United States capital losses (notwithstanding the fact that he is not considered a resident of the United States). Thus, Non-U.S. Holders who have spent 183 days or more in the United States in the taxable year in which they contemplate a sale of the Common Stock are urged to consult their tax advisors as to the tax consequences of such sale.

    If the Non-U.S. Holder that is a foreign corporation falls under clause
(i) above, it will be taxed on its gain on a net income basis at applicable graduated corporate rates and, in addition, be subject to the branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

Federal Estate Taxes

    Common Stock owned, or treated as owned, by a non-resident alien individual (as specifically determined for United States federal estate tax purposes) at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

United States Information Reporting and Backup Withholding Tax

    The Company must report annually to the Service and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

    United States backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) generally will not apply to (a) the payment of dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States or (b) the payment of the proceeds of the sale of Common Stock to or through the foreign office of a broker. In the case of the payment of proceeds from such a sale of Common Stock through a foreign office of a broker that is a United States person or a "U.S. related person," however, information reporting (but not backup withholding) is required with respect to the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and certain other requirements are met or the holder otherwise establishes an exemption. For this purpose, a "U.S.
related person" is (i) a "controlled foreign corporation" for United
States federal income tax purposes, or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business. The payment of the proceeds of a sale of shares of Common Stock to or through a Unired States office of a broker is subject to information reporting and possible backup withholding unless the owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's United States federal income tax liability, provided that the required information is furnished to the Service.

    These information reporting and backup withholding rules are under review by the United States Treasury, and their application to the Common Stock could be changed prospectively by future regulations.

    THE FOREGOING DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT WITH HIS TAX ADVISOR WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

                                UNDERWRITING

    The underwriters of the U.S. Offering named below (the "U.S. Underwriters"), for whom Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Brothers Inc are acting as representatives, have severally agreed with the Company, subject to the terms and conditions of the U.S. Underwriting Agreement (the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part), to purchase from the Company the aggregate number of U.S. Shares set forth opposite their respective names below:

                                                              Number of
   Name of U.S. Underwriter                                  U.S. Shares
   ------------------------                                  -----------
Bear, Stearns & Co. Inc. ..............................
Donaldson, Lufkin & Jenrette Securities Corporation....
Lehman Brothers Inc. ..................................
Merrill Lynch, Pierce, Fenner & Smith Incorporated.....
Salomon Brothers Inc ..................................

                                                             ---------
    Total ..............................................     2,200,000
                                                             =========

    The Managers of the concurrent International Offering named below (the "Managers"), for whom Bear, Stearns International Limited, Donaldson,
Lufkin & Jenrette Securities Corporation, Lehman Brothers International (Europe), Merrill Lynch International Limited and Salomon Brothers International Limited are acting as lead Managers, have severally agreed with the Company, subject to the terms and conditions of the International Underwriting Agreement (the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part), to subscribe and pay for the aggregate number of International Shares set forth opposite their respective names below:

                                                               Number of
         Name of Manager                                  International Shares
         ---------------                                  --------------------
Bear, Stearns International Limited....................
Donaldson, Lufkin & Jenrette Securities Corporation....
Lehman Brothers International (Europe).................
Merrill Lynch International Limited ...................
Salomon Brothers International Limited.................
                                                                -------
    Total .............................................         550,000
                                                                =======

    The nature of the respective obligations of the U.S. Underwriters and the Managers is such that all of the U.S. Shares and all of the International Shares must be purchased if any are purchased. Those obligations are subject, however, to various conditions, including the approval of certain matters by counsel. The Company has agreed to indemnify the U.S. Underwriters and the Managers against certain liabilities, including liabilities under the Act, and, where such indemnification is unavailable, to contribute to payments that the U.S. Underwriters and the Managers may be required to make in respect of such liabilities.

    The Company has been advised that the U.S. Underwriters propose to offer the U.S. Shares in the United States and Canada and the Managers propose to offer the International Shares outside the United States and Canada, initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers at such price less a concession not to exceed $0. ---- per share; that the U.S. Underwriters and the Managers may allow, and such selected dealers may reallow, a concession to certain other dealers not to exceed $0. ---- per share; and that after the commencement of the Offering, the public offering price and the concessions may be changed.

    The Company has granted the U.S. Underwriters and the Managers options to purchase in the aggregate up to 412,500 additional shares of Common Stock solely to cover over-allotments, if any. The options may be exercised in whole or in part at any time within 30 days after the date of this Prospectus. To the extent the options are exercised, the U.S. Underwriters and the Managers will be severally committed, subject to certain conditions, to purchase the additional shares in proportion to their respective purchase commitments as indicated in the preceding tables.

    Pursuant to an agreement between the U.S. Underwriters and the Managers (the "Agreement Between"), each U.S. Underwriter has agreed that, as part of the distribution of the U.S. Shares and subject to certain exceptions,
(a) it is not purchasing any U.S. Shares for the account of anyone other than a U.S. or Canadian Person (as defined below) and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Offering outside the United States or Canada or to anyone other than a U.S. or Canadian Person or a dealer who similarly agrees. Similarly, pursuant to the Agreement Between, each Manager has agreed that, as part of the distribution of the International Shares and subject to certain exceptions, (a) it is not purchasing any of the International Shares for the account of any U.S. or Canadian Person and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of the International Shares or distribute any prospectus relating to the International Offering in the United States or Canada or to any U.S. or Canadian Person or a dealer who does not similarly agree. As used herein, "U.S. or Canadian Person" means any resident or citizen of the United
States or Canada, any corporation, pension, profit sharing or other trust, or other entity organized under or governed by the laws of the United States or Canada or of any political subdivision thereof (other than the foreign branch of any U.S. or Canadian Person), any estate or trust, the income of which is subject to United States or Canadian federal income taxation regardless of the source of its income, and any United States or Canadian branch of a person other than a U.S. or Canadian Person. The term "United States" means the United States of America, its territories, its possessions and other area subject to its jurisdiction; and "Canada" means the provinces of Canada, its territories, its possessions and other areas subject to its jurisdiction.

    Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the Managers of such number of shares of Common Stock as may be mutually agreed upon. The price of any shares so sold shall be the public offering price as then in effect for the Common Stock being sold by the U.S. Underwriters and the Managers, less an amount not greater than the selling concession allocable to such Common Stock. To the extent that there are sales between the U.S. Underwriters and the Managers pursuant to the Agreement Between, the number of shares initially available for sale by the U.S. Underwriters or by the Managers may be more or less than the amount specified on the cover page of this Prospectus.

    Each U.S. Underwriter and each Manager has represented and agreed that
(i) it has not offered or sold, and will not offer or sell, in the United Kingdom by means of any document, any shares of Common Stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent (except under circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985 of Great Britain); (ii) it has complied and will comply with applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom, and (iii) it has only issued or passed on, and will only issue or pass on to any person in the United Kingdom, any documents received by it in connection with the issue of Common Stock if that person is of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988 (as amended) or in other circumstances exempted from the restrictions on advertising in the Financial Services Act 1986.

    Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the initial public offering price set forth on the cover page hereof.

    The Company and its principal stockholders have agreed that, for a period of 90 days after the date of this Prospectus, they will not, without the prior written consent of the Representatives, sell, offer to sell or otherwise dispose of any shares (or securities convertible into or exercisable for shares) of Common Stock or Class B Common Stock, other than the sale of the shares offered hereby, the issuance of shares of Common Stock upon the exercise of employee stock options, the grant of such options and the conversion of outstanding shares of Class B Common Stock into shares of Common Stock.

    From time to time in recent years, Bear, Stearns & Co. Inc. ("Bear Stearns"), Lehman Brothers Inc. and Salomon Brothers Inc ("Salomon") have performed various investment banking and other financial advisory services for the Company for which they have received customary compensation. Such services included, in the case of Bear Stearns, acting as a financial advisor to the Company in 1994 in connection with long-term financial planning, in the case of Bear Stearns and Salomon, acting as co-managing underwriters for the public offering of shares of the Company's Common Stock in August 1990 and as standby purchasers in connection with the Company's call of the Debentures for redemption in September 1992, and, in the case of all three firms, acting as co-managing underwriters for the public offering of the Company's Common Stock in December 1992. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated acted as financial advisor to Thomas & Betts Corporation in connection with the sale of Vitramon to the Company, for which it received customary compensation.

                        NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

    The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

Representations of Purchasers

    Confirmations of the acceptance of offers to purchase shares of Common Stock will be sent to Canadian residents to whom this Prospectus has been sent and who have not withdrawn their offers to purchase prior to the issuance of such confirmations. Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, such purchaser is purchasing as principal and not as agent and (iii) such purchaser has reviewed the text above under "Notice to Canadian Residents - Resale Restrictions."

Notice to Ontario Residents

    The Common Stock offered hereby is being issued by a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

    All of the Company's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company or persons outside of Canada.

Notice to British Columbia Residents

    A purchaser of Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia

Securities Commission Blanket Order BOR #88/5, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Common Stock acquired on the same date under the same prospectus exemption.

Notice to Nova Scotia Residents

    The Securities Act (Nova Scotia) provides that where a Canadian offering document, together with any amendments thereto, contains a misrepresentation, a purchaser who purchases securities shall be deemed to have relied on such misrepresentation if it was a misrepresentation at the time of purchase and has a right of action for damages against the seller of the securities or he may elect to exercise the right of rescission against the seller, in which case he shall have no right of action for damages against the seller, provided that:

    (a) the seller will not be liabile if the seller proves that the purchaser purchased the securities with knowledge of the misrepresentation;

    (b) in an action for damages the seller will not be liable for all or any portion of such damages that the seller proves do not represent the depreciation in value of the security as a result of the misrepresentation relied upon;

    (c) in no case shall the amount recoverable pursuant to the right of action exceed the price at which the securities were offered; and

    (d) the action for rescission or damages conferred by the Securities Act (Nova Scotia) is in addition to and without derogation from any other rights the purchaser may have at law;

but no action to enforce these rights may be commenced:

        (i) in the case of an action for rescission, 180 days after the date of the transaction that gave rise to the cause of action; or

       (ii) in the case of an action for damages, the earlier of:

             (1) 180 days after the purchaser first had knowledge of the facts giving rise to the cause of action; or

             (2) three years after the date of the transaction that gave rise to the cause of action.

Language of Documents

    All Canadian purchasers of shares of Common Stock acknowledge that all documents evidencing or relating in any way to the sale of such shares will be drawn in the English language only. Vous reconnaissez par les presentes que c'est votre volente express que tous les documents faisant foi ou se rapportant de quelque maniere a la vente des valeurs mobilieres rediges en anglais seulement.

                                  EXPERTS

    The consolidated financial statements of Vishay Intertechnology, Inc., appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1993, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The combined financial statements of Vitramon, Incorporated and Vitramon Limited (U.K.) as of and for the years ended January 1, 1994 and January 2, 1993 have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

                               LEGAL MATTERS

    The legality of the Common Stock offered hereby is being passed upon for the Company by Kramer, Levin, Naftalis, Nessen, Kamin & Frankel, New York, New York. Certain legal matters will be passed upon for the U.S.
Underwriters and Managers by Weil, Gotshal and Manges (a partnership including professional corporations), New York, New York.

         (THIS PAGE INTENTIONALLY LEFT BLANK)

                       INDEX TO PRO FORMA CONDENSED
                     CONSOLIDATED FINANCIAL STATEMENTS


                                                                          Page
                                                                          ----
Pro Forma Condensed Consolidated Financial Statements of
  Vishay Intertechnology, Inc. and Vitramon (Unaudited)..............     F-2

Pro Forma Condensed Consolidated Balance Sheet as of March 31, 1994..     F-3

Pro Forma Condensed Consolidated Statement of Operations for the Year
  Ended December 31, 1993............................................     F-4

Pro Forma Condensed Consolidated Statement of Operations for the
  Three Months Ended March 31, 1994..................................     F-5

Notes to Pro Forma Condensed Consolidated Financial Statements.......     F-6

          PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                        VISHAY INTERTECHNOLOGY, INC.
                                    AND
                                  VITRAMON
                                (Unaudited)

    The following pro forma condensed consolidated balance sheet (unaudited) as of March 31, 1994 and pro forma condensed consolidated statements of operations (unaudited) for the year ended December 31, 1993 and the three months ended March 31, 1994 give effect to (i) Vishay's acquisition of all of the capital stock of Vitramon from Thomas & Betts Corporation and (ii) the sale by Vishay of 2,750,000 shares of Common Stock pursuant to a contemplated public offering (assuming a public offering price of $42.50 per share based on the closing market price of the Common Stock on July 14,
1994) and the use of such proceeds to fund the prepayment of the Bridge Facility and reduce revolving credit borrowings. The pro forma condensed consolidated statements of operations for the year ended December 31, 1993 and the three months ended March 31, 1994, present the results of operations of Vishay as if both of the above mentioned transactions were consummated as of January 1, 1993. The pro forma information is based on the historical financial statements of Vishay and Vitramon, giving effect to the acquisition under the purchase method of accounting and the assumptions and adjustments set forth in the accompanying notes.

    These pro forma condensed consolidated financial statements have been prepared by Vishay's management based upon the audited combined financial statements of Vitramon for the year ended January 1, 1994 and the unaudited combined interim financial statements of Vitramon as of and for the quarter ended April 2, 1994. These pro forma financial statements may not be indicative of the results that actually would have occurred if Vishay had acquired all of the capital stock of Vitramon on the dates indicated or those that may be obtained in the future. The pro forma financial statements should be read in conjunction with the consolidated financial statements of Vishay included in Vishay's Annual Report on Form 10-K for the year ended December 31, 1993 and Vishay's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994, and the combined financial statements of Vitramon for the year ended January 1, 1994 and as of and for the quarter ended April 2, 1994, incorporated by reference herein.

              PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                (UNAUDITED)




                                                    March 31, 1994    April 2, 1994                   March 31,
                                                     As Reported       As Reported      Pro Forma        1994
                                                        Vishay          Vitramon       Adjustments    Pro Forma
                                                        ------          --------       -----------    ---------
                                                                               (In thousands)
ASSETS
Cash and cash equivalents.......................      $   19,155        $ 14,589                      $   33,744
Accounts receivable.............................         151,297          17,020                         168,317
Inventories ....................................         226,468          20,077                         246,545
Other current assets............................          38,241           2,707          ($2,090)(C)     38,858
                                                      ----------        --------        ---------     ----------
    Total Current Assets........................         435,161          54,393           (2,090)       487,464

Property and equipment..........................         433,568          44,711           10,000 (C)    488,279
Goodwill .......................................         120,695                          105,718 (C)    226,413

Other assets ...................................          14,266             949            5,250 (C)     22,365
                                                                                            1,900 (C)
                                                      ----------        --------        ---------     ----------
                                                      $1,003,690        $100,053        $ 120,778     $1,224,521
                                                      ==========        ========        =========     ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts and notes payable .....................      $   86,202        $ 24,605         ($18,000)(C) $   92,807
Other current liabilities.......................          91,610          20,280          (10,530)(C)    116,360
                                                                                           15,000 (C)
Current portion of long-term debt ..............          30,543           1,909           (1,909)(C)     30,543
                                                      ----------        --------        ---------     ----------
    Total Current Liabilities ..................         208,355          46,794          (15,439)       239,710

Long-term debt .................................         285,475          13,790          186,700 (A)    360,800
                                                                                         (111,375)(B)
                                                                                          (13,790)(C)

Other non-current liabilities ..................         116,722           2,819              (43)(C)    119,498

Stockholders' equity Common stock ..............           2,123             234              275 (B)      2,398
                                                                                             (234)(C)

Other stockholders' equity .....................         391,015          36,416          111,100 (B)    502,115
                                                                                          (36,416)(C)
                                                      ----------        --------        ---------     ----------

                                                      $1,003,690        $100,053        $ 120,778     $1,224,521
                                                      ==========        ========        =========     ==========

    See notes to pro forma condensed consolidated financial statements.

          PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                (UNAUDITED)

                                                       Year ended          Year ended                       Year Ended
                                                    December 31, 1993    January 1, 1994     Pro Forma     December 31,
                                                       As Reported         As Reported      Adjustments        1993
                                                         Vishay             Vitramon         - Note D       Pro Forma
                                                         ------             --------         --------       ---------
                                                                   (In thousands, except per share data)
Net sales ......................................        $856,272            $118,394                         $974,666
Costs of products sold..........................         663,239              81,512          ($4,253)(2)     740,498
                                                        --------            --------          -------        --------
Gross profit....................................         193,033              36,882            4,253         234,168
Selling, general, and administrative
  expenses .....................................         118,906              24,136           (5,783)(5)     137,530
                                                                                                  271 (6)
Restructuring expenses..........................           6,659                                                6,659
Unusual items ..................................          (7,221)                                              (7,221)
                                                        --------            --------          -------        --------

Operating income ...............................          74,689              12,746            9,765          97,200

Other income (expense):
 Interest expense...............................         (20,624)             (3,229)          (4,142)(1)     (24,766)
                                                                                                3,229 (3)

 Goodwill amortization..........................          (3,294)                              (2,643)(4)      (5,937)
 Other .........................................             123                 (84)                              39
                                                        --------            --------          -------        --------

                                                         (23,795)             (3,313)          (3,556)        (30,664)
                                                        --------            --------          -------        --------
Earnings before income taxes and
  cumulative effect of accounting change........          50,894               9,433            6,209          66,536

Income taxes ...................................           8,246               4,773            2,173 (7)      15,192
                                                        --------            --------          -------        --------
Earnings before cumulative effect of
  accounting change ............................          42,648               4,660            4,036          51,344

Cumulative effect of accounting change for
  income taxes .................................           1,427                                                1,427
                                                        --------            --------          -------        --------
Net earnings ...................................        $ 44,075            $  4,660         $  4,036        $ 52,771
                                                        ========            ========         ========        ========
Earnings per share - Note E

Before cumulative effect of accounting
  change .......................................           $1.91                                                $2.05

Accounting change for income taxes .............           $0.07                                                $0.06
                                                        ========                                             ========
Net earnings ...................................           $1.98                                                $2.11
                                                        ========                                             ========
Weighted average shares outstanding -
  Note E........................................          22,289                                               25,039

    See notes to pro forma condensed consolidated financial statements.

          PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                (UNAUDITED)

                                                     Three Months     Three Months                    Three Months
                                                        Ended             Ended                          Ended
                                                    March 31, 1994    April 2, 1994     Pro Forma      March 31,
                                                     As Reported       As Reported     Adjustments        1994
                                                        Vishay          Vitramon        - Note D       Pro Forma
                                                        ------          --------        --------       ---------
                                                              (In thousands, except per share data)
Net sales ......................................       $226,015          $34,575                        $260,590
Costs of products sold .........................        175,215           23,743         ($1,092)(2)     197,866
                                                      ---------          -------         -------        --------
Gross profit ...................................         50,800           10,832           1,092          62,724

Selling, general, and administrative
  expenses .....................................         30,176            6,528          (1,569)(5)      35,203
                                                                                              68 (6)
                                                      ---------          -------         -------        --------
Operating income ...............................         20,624            4,304           2,593          27,521

Other income (expense):
 Interest expense...............................         (5,040)            (729)         (1,035)(1)      (6,075)
                                                                                             729 (3)
 Goodwill amortization..........................           (801)                            (661)(4)      (1,462)
 Other .........................................            468               73                             541
                                                      ---------          -------         -------        --------
                                                         (5,373)            (656)           (967)         (6,996)
                                                      ---------          -------         -------        --------

Earnings before income taxes ...................         15,251            3,648           1,626          20,525
Income taxes ...................................          2,593            1,676             569 (7)       4,838
                                                      ---------          -------         -------        --------

Net earnings....................................       $ 12,658          $ 1,972        $  1,057        $ 15,687
                                                       ========          =======        ========        ========
Earnings per share - Note E ....................          $0.57                                            $0.63
                                                       ========                                         ========
Weighted average shares outstanding - Note E ...         22,292                                           25,042
                                                       ========                                         ========

    See notes to pro forma condensed consolidated financial statements.

      NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
        (UNAUDITED) (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

    Certain financial information has been derived from the combined audited financial statements and notes thereto of Vitramon for the year ended January 1, 1994 and from Vitramon's unaudited combined interim financial statements as of and for the quarter ended April 2, 1994.

    (A) Reflects an increase in outstanding indebtedness as a result of the purchase by Vishay of all of the capital stock of Vitramon from Thomas & Betts. Assumes additional borrowings of $200,000 (including $100,000 Bridge Facility) from a syndicate of banks, use of $186,700 of such borrowings to finance the acquisition and use of $13,300 to reduce revolving credit borrowings, which results in increased long-term debt of $186,700. Purchase price and related costs financed through long-term debt:

        Purchase price...........................................  $184,000
        Professional fees and other liabilities..................     2,700
                                                                   --------
        Total purchase price.....................................  $186,700
                                                                   ========

    (B) Reflects the assumed receipt of the estimated net proceeds of $111.4 million from the proposed sale by Vishay of 2,750,000 shares of Common Stock pursuant to a contemplated public offering (assuming a public offering price of $42.50 per share based on the closing market price of the Common Stock on July 14, 1994) and the use of such proceeds to fund the prepayment of the $100,000 Bridge Facility and to reduce revolving credit borrowings.

                                                                   Increase
                                                                  (Decrease)
                                                                  ----------
        Long-term debt.........................................   $(111,375)
        Common stock...........................................         275
        Other stockholders' equity ............................     111,100

    (C) Under purchase accounting, Vitramon's assets and liabilities are required to be adjusted from historical amounts to their estimated fair values. Purchase accounting adjustments have been preliminarily estimated by Vishay's management based upon available information and are believed by management to be reasonable. There can be no assurance, however, that the estimated adjustments represent the final purchase accounting adjustments that will ultimately be determined by Vishay. The following pro forma adjustments have been made to reflect the estimated fair values of the assets and liabilities of Vitramon as of March 31, 1994 and to eliminate assets and liabilities which were retained by Thomas & Betts under the terms of the purchase agreement.

                                                                Net Assets
                                                            -------------------
                                                            Increase (Decrease)
As reported by Vitramon:
Common Stock...............................................      $    234
Other stockholders' equity.................................        36,416
                                                                 --------
                                                                   36,650
Fair value adjustments:
Property and equipment ....................................        10,000
Estimated Vitramon accruals................................       (15,000)(1)
Deferred income taxes
    Other current assets ..................................        (2,090)
    Other assets...........................................         5,250
    Other non-current liabilities..........................            43

Assets and liabilities retained by Thomas & Betts:
    Accounts and notes payable.............................        18,000
    Other current liabilities .............................        10,530
    Current portion of long-term debt......................         1,909
    Long-term debt  .......................................        13,790

Deferred bank costs .......................................         1,900
Cost in excess of net assets of company acquired  .........       105,718
                                                                 --------
Total purchase price.......................................      $186,700
                                                                 ========

(1) Estimated Vitramon accruals of $15,000,000 consist primarily of severance costs related to planned workforce reductions at Vitramon ($9,000,000), anticipated environmental clean-up costs, which consist primarily of cost estimates associated with possible soil excavation of existing metal contaminants and the clean up of other existing contaminants at some Vitramon facilities ($4,000,000), and an accrual for bonuses and contract cancellation costs associated with Vitramon personnel and contracts ($2,000,000). The above accruals are part of the purchase accounting connected with the Vitramon acquisition and as such, will not affect future earnings.

    (D) For purposes of determining the pro forma effect of the Vitramon acquisition on the Vishay consolidated statement of operations, the following estimated pro forma adjustments have been made:

                                                                         Increase (Decrease) Income
                                                                      --------------------------------
                                                                      Year Ended    Three Months Ended
                                                                       12/31/93          3/31/94
                                                                      ----------    -------------------
1. Interest expense on net additional variable rate long-term debt
   of $75,300 at a 5.5% assumed rate..............................     $(4,142)          $(1,035)

2. Decrease in depreciation resulting from adjustments to fair value of property, plant and equipment and the establishment by
   Vishay of estimated remaining useful lives ....................       4,253             1,092

3. Elimination of Vitramon's interest expense relating to debt not
   assumed by Vishay..............................................       3,229               729

4. Amortization of cost in excess of net assets acquired
   (goodwill) over a forty-year period............................      (2,643)             (661)

5. Elimination of Vitramon's management charges from parent.......       5,783             1,569

6. Amortization of deferred bank costs over a seven-year period...        (271)              (68)

7. Income tax expense applicable to adjustments at a 35% assumed
   rate...........................................................      (2,173)             (569)
                                                                       -------           -------
                                                                       $ 4,036           $ 1,057
                                                                       =======           =======

    Vitramon's management charges from parent noted above represent services provided by Thomas & Betts for general management, accounting, internal audit, cash management, risk management, human resources, legal and tax services. These costs have been eliminated as Vishay's current organization is structured to provide these management services without incurring significant additional costs.

    (E) Earnings per share for the year ended December 31, 1993 and the three months ended March 31, 1994 were computed as follows (in thousands, except earnings per share data):

                                                                      Year Ended    Three Months Ended
                                                                       12/31/93          3/31/94
                                                                       --------          -------
Weighted average number of common shares outstanding..............      22,289            22,292
Contemplated issuance of common stock ............................       2,750             2,750
                                                                       -------           -------
Total.............................................................      25,039            25,042
                                                                       =======           =======
Pro forma net earnings ...........................................     $52,771           $15,687
                                                                       =======           =======
Pro forma net earnings per share..................................     $  2.11           $  0.63
                                                                       =======           =======

   ======================================================     ======================================================

       No dealer, salesman, or other person has been
   authorized to give any information or to make any
   representation not contained in or incorporated by                            2,750,000 SHARES
   reference in this Prospectus in connection with the
   offer contained herein and, if given or made, such
   other information or representation must not be relied
   upon as having been authorized by the Company, any                                 VISHAY
   Underwriter or any other person. This Prospectus does                      INTERTECHNOLOGY, INC.
   not constitute an offer to sell or a solicitation of
   an offer to buy, any securities other than the
   registered securities to which it relates, or an offer
   to sell or a solicitation of an offer to buy, to                                COMMON STOCK
   anyone in any jurisdiction in which such offer or
   solicitation is not authorized or in which the person
   making such offer or solicitation is not qualified to
   do so, or to anyone to whom it is unlawful to make
   such offer or solicitation. Neither the delivery of
   this Prospectus nor any sale made hereunder shall,
   under any cir- cumstances, create any implication that
   there has been no change in the affairs of the Company
   since the date hereof or that the information
   contained or incorporated by reference herein is                                    LOGO
   correct as of any time subsequent to its date.
                         ----------
                     TABLE OF CONTENTS
                                                       Page
                                                       -----
   Available Information...........................      2
   Incorporation of Certain Information by
     Reference ....................................      2
   Prospectus Summary..............................      3
   The Company.....................................      6
   Recent Developments.............................      7                          ----------
   Use of Proceeds.................................      7
   Price Range of Common Stock and Dividend Policy.      7                          PROSPECTUS
   Capitalization..................................      8
   Selected Historical Consolidated                                                 ----------
     Financial Information.........................      9
   Management's Discussion and Analysis of
     Financial Condition and Results of Operations.     10
   Business .......................................     15                   BEAR, STEARNS & CO. INC.
   Management......................................     20
   Description of Capital Stock....................     22                 DONALDSON, LUFKIN & JENRETTE
   Principal Stockholders .........................     23                    SECURITIES CORPORATION
   Certain United States Tax Consequences to
     Non-United States Holders of Common Stock.....     23                      LEHMAN BROTHERS
   Underwriting ...................................     26
   Notice to Canadian Residents ...................     28
   Experts.........................................     30                      MERRILL LYNCH & CO.
   Legal Matters...................................     30
   Index to Pro Forma Financial Statements.........    F-1                     SALOMON BROTHERS INC

                                                                                        , 1994

   ======================================================     ======================================================

                SUBJECT TO COMPLETION, DATED AUGUST 4, 1994            LOGO

   PROSPECTUS
                                2,750,000 Shares

                          Vishay Intertechnology, Inc.

                                  Common Stock

       All of the 2,750,000 shares of Common Stock offered hereby are being sold by the Company. Of those shares, 550,000 shares (the "International Shares") are being offered outside the United States and Canada (the "International Offering") by the Managers and 2,200,000 shares (the "U.S. Shares") are being offered concurrently in the United States and Canada (the "U.S. Offering") by the U.S. Underwriters. The public offering price and the underwriting discounts and commissions are identical for both the International Offering and the U.S. Offering (collectively, the "Offering").

       The Common Stock is traded on the New York Stock Exchange under the symbol VSH. On July 15, 1994, the last sale price of the Common Stock as reported on the New York Stock Exchange Composite Tape was $42.75 per
   share. See "Price Range of Common Stock and Dividend Policy."
                           ----------
   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
         ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.
==============================================================================
                                                  Underwriting
                                                   Discounts
                                    Price to         and          Proceeds to
                                    Public      Commissions (1)    Company (2)
- ------------------------------------------------------------------------------
   Per Share...................       $              $                $
- ------------------------------------------------------------------------------
   Total(3)....................     $              $                $
==============================================================================
   (1) See "Underwriting" for indemnification arrangements with the U.S. Underwriters and the Managers.
   (2) Before deducting expenses of the Offering payable by the Company, estimated at $.
   (3) The Company has granted the U.S. Underwriters and the Managers 30-day options to purchase in the aggregate up to 412,500 additional shares of Common Stock solely to cover over-allotments, if any. If the options are exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $, $ and $, respectively. See "Underwriting."
                                   ----------
       The International Shares are offered by the several Managers, subject to prior sale, when, as and if delivered to and accepted by them and subject to certain conditions, including the approval of certain legal matters by counsel. The Managers reserve the right to withdraw, cancel or modify the International Offering and to reject orders in whole or in part. It is expected that delivery of the International Shares will be made against payment therefor on or about , 1994, at the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.
                                   ----------

   Bear, Stearns International Limited
                  Donaldson, Lufkin & Jenrette
                    Securities Corporation
                              Lehman Brothers
                                  Merrill Lynch International Limited
                                       Salomon Brothers International Limited

                                       , 1994
                               I-1

      Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.
                                  I-3

   ======================================================     ======================================================

       No dealer, salesman, or other person has been
   authorized to give any information or to make any
   representation not contained in or incorporated by                            2,750,000 SHARES
   reference in this Prospectus in connection with the
   offer contained herein and, if given or made, such
   other information or representation must not be relied
   upon as having been authorized by the Company, any                                 VISHAY
   Underwriter or any other person. This Prospectus does                      INTERTECHNOLOGY, INC.
   not constitute an offer to sell or a solicitation of
   an offer to buy, any securities other than the
   registered securities to which it relates, or an offer
   to sell or a solicitation of an offer to buy, to
   anyone in any jurisdiction in which such offer or                               COMMON STOCK
   solicitation is not authorized or in which the person
   making such offer or solicitation is not qualified to
   do so, or to anyone to whom it is unlawful to make
   such offer or solicitation. Neither the delivery of
   this Prospectus nor any sale made hereunder shall,
   under any cir- cumstances, create any implication that
   there has been no change in the affairs of the Company
   since the date hereof or that the information                                       LOGO
   contained or incorporated by reference herein is
   correct as of any time subsequent to its date.
                         ----------
                     TABLE OF CONTENTS
                                                       Page
                                                       -----
   Available Information...........................      2
   Incorporation of Certain Information by
     Reference ....................................      2
   Prospectus Summary..............................      3                          ----------
   The Company.....................................      6                          PROSPECTUS
   Recent Developments.............................      7                          ----------
   Use of Proceeds.................................      7
   Price Range of Common Stock and
     Dividend Policy...............................      7
   Capitalization..................................      8
   Selected Historical Consolidated
     Financial Information.........................      9
   Management's Discussion and Analysis of                                        BEAR, STEARNS
     Financial Condition and                                                  INTERNATIONAL LIMITED
     Results of Operations.........................     10
   Business........................................     15                 DONALDSON, LUFKIN & JENRETTE
   Management......................................     20                     SECURITIES CORPORATION
   Description of Capital Stock....................     22
   Principal Stockholders .........................     23                       LEHMAN BROTHERS
   Certain United States Tax Consequences to
     Non-United States Holders of Common Stock.....     23                       MERRILL LYNCH
   Underwriting ...................................     26                    INTERNATIONAL LIMITED

   Notice to Canadian Residents ...................     28                       SALOMON BROTHERS
   Experts.........................................     30                    INTERNATIONAL LIMITED
   Legal Matters...................................     30
   Index to Pro Forma Financial Statements.........    F-1
                                                                                        , 1994
   ======================================================     ======================================================

                I-2

                                  PART II
                   INFORMATION NOT REQUIRED IN PROSPECTUS



Item 16. Exhibits.

Exhibit No.                             Description of Exhibits
- -----------                             -----------------------
1.1      -Form of U.S. Underwriting Agreement +
1.2      -Form of International Underwriting Agreement +
3.1 -Certificate of Incorporation of the Company, as amended and Certificate of Amendment and Restated Certificate of Incorporation of the Company dated May 18, 1993 (incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993)
3.2 -Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.2 to the Registration Statement of Form S-2, Registration No. 33-13833) and Amendment No. 1 to Amended and Restated By-laws of the Company (incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993)
5        -Opinion of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel,
          counsel to the Company, as to the validity of the Common
          Stock*
10.1 -Amended and Restated Vishay Intertechnology, Inc. $302,500,000 Revolving Credit and Term Loan Agreement, dated as of July 18, 1994, by and among Comerica Bank, NationsBank of North
          Carolina, N.A., Berliner Handels-und Frankfurter Bank, Signet Bank/Maryland, CoreStates Bank, N.A., Bank Hapoalim, B.M., ABN AMRO Bank N.V. New York Branch, Credit Lyonnais New York
          Branch, Meridian Bank, Bank Leumi le-Israel, B.M. and Credit Suisse (collectively, the "Banks"), Comerica Bank, as agent for the Banks (the "Agent"), and Vishay Intertechnology,
          Inc. ("Vishay"), dated as of July 18, 1994. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, dated July 19, 1994 ("Form 8-K")
10.2 -Amended and Restated Vishay Beteilingungs GmbH DM 40,000,000 Revolving Credit and DM 9,506,000 Term Loan Agreement, dated as of July 18, 1994, by and among the Banks, the Agent and
          Vishay Beteilingungs GmbH ("VBG"). Incorporated by reference to Exhibit 10.2 to Form 8-K
10.3 -Amended and Restated Roederstein DM 104,315,990.20 Term Loan Agreement, dated as of July 18, 1994, by and among the Banks, the Agent and VBG. Incorporated by reference to Exhibit 10.3 to Form 8-K
10.4 -Vishay Intertechnology, Inc. $200,000,000 Acquisition Loan Agreement, dated as of July 18, 1994, by and among the Banks, the Agent and Vishay. Incorporated by reference to Exhibit
          10.4 to Form 8-K
10.5 -Amended and Restated Vishay Guaranty by Vishay to the Banks, dated as of July 18, 1994. Incorporated by reference to
          Exhibit 10.5 to Form 8-K
10.6     -Domestic Guaranty by Dale Holdings, Inc., Dale Electronics,
          Inc., Measurements Group, Inc., Vishay Sprague Holdings Corp.
          and Sprague Sanford, Inc. to the Banks, dated as of July 18, 1994. Incorporated by reference to Exhibit 10.6 to Form 8-K
10.7 -Amended and Restated Permitted Borrowers Guaranty by Vilna Equities Holding B.V., VBG, Draloric Electronic GmbH, E-Sil Components Ltd., Sfernice, S.A. and Roederstein
          Spezialfabriken fur Bauelemente der Elektronik und
          Kondensatoren der Starkstromtechnik GmbH to the Banks, dated as of July 18, 1994. Incorporated by reference to Exhibit 10.7 to Form 8-K
23.1 -Consent of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel II-62 (contained in the opinion filed as Exhibit 5)
23.2     -Consent of Independent Accountants*
23.3     -Accountants' Consent +
24       -Powers of attorney of certain officers and directors of the
          Company (set forth on the signature page of the Registration
          Statement)

- ------------
+ Previously filed
* Filed herewith

                                 SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, Vishay Intertechnology, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 4th day of August, 1994.


                                      VISHAY INTERTECHNOLOGY, INC.



                                      By /s/ Richard N. Grubb
                                         ---------------------------------
                                         Name: Richard N. Grubb
                                         Title: Vice President, Treasurer,
                                           Chief Financial Officer and Director


                             POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Felix Zandman and Richard N. Grubb, and each and any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

         Signature                         Title                    Date
         ---------                         ------                   ----
  /s/ Felix Zandman             President, (Chief Executive     August 4, 1994
- -------------------------         Officer) and Director
      Felix Zandman

  /s/ Richard N. Grubb          Vice President, Treasurer,      August 4, 1994
- -------------------------         (Chief Financial Officer)
      Richard N. Grubb            and Director

  /s/  Robert A. Freece         Senior Vice President and       August 4, 1994
- -------------------------         Director
       Robert A. Freece

  /s/ Avi D. Eden               Director                        August 4, 1994
- -------------------------
      Avi D. Eden

                                Director                            ----, 1994
- -------------------------
       Guy Brana

  /s/ Luella B. Slaner          Director                        August 4, 1994
- -------------------------
      Luella B. Slaner

  /s/ Edward B. Shils           Director                        August 4, 1994
- -------------------------
       Edward B. Shils

  /s/ Gerald Paul               Director                        August 4, 1994
- ------------------------
      Gerald Paul

  /s/ Jean-Claude Tine          Director                        August 4, 1994
- ------------------------
      Jean-Claude Tine

  /s/ Donald G. Alfson          Director                        August 4, 1994
- ------------------------
      Donald G. Alfson

  /s/  Mark I. Solomon          Director                        August 4, 1994
- ---------------------
       Mark I. Solomon

                            INDEX TO EXHIBITS
Exhibit No.                           Description of Exhibits
- -----------                           -----------------------
1.1   -  Form of U.S. Underwriting Agreement +
1.2   -  Form of International Underwriting Agreement +
3.1   -  Certificate of Incorporation of the Company, as amended and
         Certificate of Amendment and Restated Certificate of Incorporation
         of the Company dated May 18, 1993 (incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993)
3.2   -  Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.2 to the Registration Statement of Form
         S-2, Registration No. 33-13833) and Amendment No. 1 to Amended and Restated By-laws of the Company (incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended
         December 31, 1993)
5     -  Opinion of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel,
         counsel to the Company, as to the validity of the Common Stock*
10.1 - Amended and Restated Vishay Intertechnology, Inc. $302,500,000 Revolving Credit and Term Loan Agreement, dated as of July 18,
         1994, by and among Comerica Bank, NationsBank of North Carolina,
         N.A., Berliner Handels-und Frankfurter Bank, Signet Bank/Maryland, CoreStates Bank, N.A., Bank Hapoalim, B.M., ABN AMRO Bank N.V. New
         York Branch, Credit Lyonnais New York Branch, Meridian Bank, Bank
         Leumi le-Israel, B.M. and Credit Suisse (collectively, the
         "Banks"), Comerica Bank, as agent for the Banks (the "Agent"), and Vishay Intertechnology, Inc. ("Vishay"), dated as of July
         18, 1994. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, dated July 19, 1994 ("Form 8-K")
10.2  -  Amended and Restated Vishay Beteilingungs GmbH DM 40,000,000
         Revolving Credit and DM 9,506,000 Term Loan Agreement, dated as of
         July 18, 1994, by and among the Banks, the Agent and Vishay Beteilingungs GmbH ("VBG"). Incorporated by reference to Exhibit
         10.2 to Form 8-K
10.3  -  Amended and Restated Roederstein DM 104,315,990.20 Term Loan
         Agreement, dated as of July 18, 1994, by and among the Banks, the
         Agent and VBG. Incorporated by reference to Exhibit 10.3 to Form 8-K
10.4  -  Vishay Intertechnology, Inc. $200,000,000 Acquisition Loan
         Agreement, dated as of July 18, 1994, by and among the Banks, the
         Agent and Vishay. Incorporated by reference to Exhibit 10.4 to Form 8-K
10.5  -  Amended and Restated Vishay Guaranty by Vishay to the Banks, dated as of July 18, 1994. Incorporated by reference to Exhibit 10.5 to
         Form 8-K
10.6 - Domestic Guaranty by Dale Holdings, Inc., Dale Electronics, Inc., Measurements Group, Inc., Vishay Sprague Holdings Corp. and
         Sprague Sanford, Inc. to the Banks, dated as of July 18, 1994. Incorporated by reference to Exhibit 10.6 to Form 8-K
10.7  -  Amended and Restated Permitted Borrowers Guaranty by Vilna
         Equities Holding B.V., VBG, Draloric Electronic GmbH, E-Sil
         Components Ltd., Sfernice, S.A. and Roederstein Spezialfabriken
         fur Bauelemente der Elektronik und Kondensatoren der
         Starkstromtechnik GmbH to the Banks, dated as of July 18, 1994. Incorporated by reference to Exhibit 10.7 to Form 8-K
23.1  -  Consent of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
         (contained in the opinion filed as Exhibit 5)
23.2  -  Consent of Independent Accountants*
23.3  -  Accountants' Consent +
24    -  Powers of attorney of certain officers and directors of the
         Company (set forth on the signature page of the Registration
         Statement)

- ------------
+ Previously filed
* Filed herewith